SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 22, 2006

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐     No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐     No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title:  Attorney-in-fact

Date: November 22, 2006

FINANCIAL STATEMENTS AS OF
SEPTEMBER 30, 2006

BUSINESS NAME:  Banco Macro S.A.

REGISTERED OFFICE:  Sarmiento 447 — City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS:  Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA):  Authorized as “Argentine private bank” under No. 285

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:	Under No. 1,154 — By-laws book No. 2, Fo. 75, dated March 8, 1967.

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY):	Under No. 9,777 — Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER:	30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006.

LIMITED REVIEW REPORT

ON INTERIM-PERIOD FINANCIAL STATEMENTS

Translation into English — Originally issued in Spanish
See Note 21 to the Financial Statements

To the Directors of
BANCO MACRO S.A.

Sarmiento 447

City of Buenos Aires

1. We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. (former Banco Macro Bansud S.A.) as of September 30, 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of September 30, 2006, and the related consolidated statements of income and cash flows for the nine-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of Bank’s Management.

2. Except as mentioned in the third paragraph, we conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of interim-period financial statements and with the “Minimum external auditing standards” issued by the Central Bank of Argentina applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily in applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3. We did not review the financial statements of the subsidiary Nuevo Banco Bisel S.A. as of September 30, 2006, which have been used to value the equity interest held by BANCO MACRO S.A. and its subsidiary Nuevo Banco Suquía S.A. by the equity method, and which have also been included in BANCO MACRO S.A.’s consolidated financial statements with its subsidiaries as of that date.

This interest represents in Banco Macro S.A.’s financial statements investments for 869,935 thousands of pesos (200,061 thousands of pesos related to Nuevo Banco Suquía S.A.’s interest) as of September 30, 2006, and income for 20,454 thousands of pesos (4,704 thousands of pesos related to Nuevo Banco Suquía S.A.’s interest) included in the income from long-term investments in subsidiaries for the nine-month period then ended. In addition, Nuevo Banco Bisel S.A.’s assets and financial income for the same period represent 19% and 5% of the respective consolidated totals of BANCO MACRO S.A. and its subsidiaries.

4. As described in note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the Central Bank of Argentina, which differ from the professional accounting standards approved by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) in certain valuation and disclosure aspects described in the above mentioned note. Such note does not quantify some of the effects of these departures. However, the Bank estimates that they are significant.

5. As further explained in note 21, certain accounting practices of the Bank used in preparing the accompanying financial statements that conform to the accounting standards set forth by the Central Bank of Argentina, may not conform to the accounting principles generally accepted in other countries.

6. Based on our limited review procedures, except for the effect of the adjustments that could have arisen if there had been no scope limitation, as described in the third paragraph, we have not become aware of any facts or circumstances that would require significant changes to the financial statements mentioned in the first paragraph for them to be presented in accordance with the standards established by the Central Bank of Argentina and, in addition,

LIMITED REVIEW REPORT

ON INTERIM-PERIOD FINANCIAL STATEMENTS — (Continued)

except for the effects of what is mentioned in the fourth paragraph, for them to be presented in accordance with professional accounting standards effective in the City of Buenos Aires, Argentina.

7. In connection with the balance sheets of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2005, and the statements of income, changes in shareholders’ equity, and cash flows of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the nine-month period ended September 30, 2005, presented for comparative purposes, we report that:

a) On February 27, 2006, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2005, which included qualifications for departures from professional accounting standards effective in the City of Buenos Aires, Argentina. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2005.

b) On November 10, 2005, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the nine-month period ended September 30, 2005, which included exceptions to the application of the professional accounting standards effective in the City of Buenos Aires, Argentina. In addition, such report contained an uncertainty related to the constitutional rights protection actions (amparos) filed in connection with the deposits switched into pesos. As mentioned in note 18 to the accompanying financial statements, the changes in the circumstances related to this uncertainty caused Management and its legal counsel to estimate that the remaining potential effect of such actions is not significant based on the financial statements taken as a whole.

8. In compliance with current legal requirements, we further report that:

a) The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b) The financial statements of BANCO MACRO S.A. arise from books kept, in all formal aspects, pursuant to current legal requirements and Central Bank of Argentina regulations.

c) As of September 30, 2006, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 1,697,081, none of which was due and payable as of that date.

City of Buenos Aires,
November 7, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
CPCECABA Vol. 1 — Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
CPCECABA Vol. 196 — Fo. 142

2

Name of the undersigned auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.
Report for the quarter ended 09/30/2006	009 and 010

BALANCE SHEETS
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	09/30/2006	12/31/2005

ASSETS
A. CASH
Cash on hand	211,073	229,528
Due from banks and correspondents	775,524	454,552

	986,597	684,080

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings in investment accounts		105,416
Holdings for trading or financial intermediation	196,507	97,232
Unlisted government securities	57	36,434
Instruments issued by the Central Bank of Argentina	736,691	1,580,858
Investments in listed private securities	1,698	32,608
less: Allowances (Exhibit J)		(483)

	934,953	1,852,065

C. LOANS (Exhibits B, C and D)
To the nonfinancial government sector	377,128	402,029
To the financial sector	141,818	74,579
To the nonfinancial private sector and foreign residents
Overdrafts	510,472	279,469
Documents	236,689	311,751
Mortgage loans	169,125	139,849
Pledged loans	70,995	67,788
Personal loans	716,369	385,721
Credit cards	206,366	162,701
Other (Note 6.1)	680,839	551,789
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	37,617	32,850
less: Unposted payments		(6,050)
less: Unearned discount	(5,895)	(7,347)
less: Allowances (Exhibit J)	(127,378)	(206,389)

	3,014,145	2,188,740

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005 — (Continued)

	09/30/2006	12/31/2005

D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	77,813	69,812
Amounts receivable from spot and forward sales pending settlement	250,716	347,323
Securities and foreign currency receivable from spot and forward purchases pending settlement	381,057	236,609
Premiums on options taken		284
Unlisted corporate bonds (Exhibits B, C and D)	958	927
Receivable from forward transactions without delivery of underlying asset		258
Other receivables not covered by debtor classification standards (Note 6.2)	332,793	274,858
Other receivables covered by debtor classification standards (Exhibits B, C and D)	23,964	30,497
less: Allowances (Exhibit J)	(3,412)	(3,735)

	1,063,889	956,833

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Exhibits B, C and D)	121,404	106,263
less: Allowances (Exhibit J)	(1,522)	(1,070)

	119,882	105,193

F. INVESTMENTS IN OTHER COMPANIES (Exhibit E)
In financial institutions	1,397,580	577,477
Other	28,369	28,690
less: Negative goodwill	(483)	(483)
less: Allowances (Exhibit J)	(1,006)	(1,148)

	1,424,460	604,536

G. OTHER RECEIVABLES
Receivables from sale of assets (Exhibits B, C and D)	14,617	7,966
Minimum presumed income tax — Tax Credit	24,372	42,723
Other (Note 6.3)	92,074	87,530
Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	21	11,627
Other accrued interest and adjustments receivable	66	48
less: Allowances (Exhibit J)	(14,462)	(16,302)

	116,688	133,592

H. BANK PREMISES & EQUIPMENT, NET (Exhibit F)	189,052	176,168

I. OTHER ASSETS (Exhibit F)	147,769	144,838

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005 — (Continued)

	09/30/2006	12/31/2005

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	68,456	1,646
Organization and development costs	62,767	67,126

	131,223	68,772

K. ITEMS PENDING ALLOCATION	231	433

TOTAL ASSETS	8,128,889	6,915,250

LIABILITIES
L. DEPOSITS (Exhibits H and I)
From the non-financial government sector	1,005,322	821,497
From the financial sector	2,735	3,541
From the non-financial private sector and foreign residents
Checking accounts	616,767	506,497
Savings accounts	805,641	690,732
Time deposits	2,241,396	2,129,788
Investment accounts	31,046	23,724
Other (Note 6.4)	133,161	127,213
Accrued interest, adjustments, foreign exchange and quoted price differences payable	14,599	46,212

	4,850,667	4,349,204

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Exhibit I)
Other	821	562
Banks and international Institutions (Exhibit I)	173,857	153,485
Amounts payable for spot and forward purchases pending settlement	301,865	172,708
Securities and foreign currency to be delivered under spot and forward sales pending settlement	266,739	372,566
Financing received from Argentine financial Institutions (Exhibit I)	26,486	25,106
Payables for forward transactions without delivery of underlying asset		64
Other (Note 6.5. and Exhibit I)	129,904	103,564
Accrued interest, adjustments, foreign exchange and quoted price differences payable (Exhibit I)	21,885	21,651

	921,557	849,706

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005 — (Continued)

	09/30/2006	12/31/2005

N. OTHER LIABILITIES
Other (Note 6.6.)	82,811	71,883

	82,811	71,883

O. PROVISIONS (Exhibit J)	48,466	142,283

P. SUBORDINATED CORPORATE BONDS (Exhibit I)	56,802	12,047

Q. ITEMS PENDING ALLOCATION	669	553

TOTAL LIABILITIES	5,960,972	5,425,676

SHAREHOLDERS’ EQUITY (As per related statement)	2,167,917	1,489,574

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,128,889	6,915,250

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS	4,733,895	4,057,524

Contingent	1,259,374	995,148
Guarantees received	898,124	845,397
Other not covered by debtor classification regulations	3,112
Contingent debit-balance contra accounts	358,138	149,751
Control	2,973,439	2,603,638
Receivables classified as irrecoverable	421,534	462,318
Other (Note 6.7.)	2,500,518	2,101,599
Control debit-balance contra accounts	51,387	39,721
Derivatives	501,082	458,738
Notional value of call options taken	119,345
Notional value of put options taken	61,724	133,456
Notional value of forward transactions without delivery of underlying asset	9,359	36,770
Derivatives debit-balance contra accounts	310,654	288,512
CREDIT-BALANCE ACCOUNTS	4,733,895	4,057,524

Contingent	1,259,374	995,148
Other guarantees provided covered by debtor classification regulations (Exhibits B, C and D)	232,849	87,184
Other guarantees provided not covered by debtor classification regulations	43,008	1,474
Other covered by debtor classification regulations (Exhibits B, C and D)	82,281	61,093
Contingent credit-balance contra accounts	901,236	845,397

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005 — (Continued)

	09/30/2006	12/31/2005

Control	2,973,439	2,603,638
Checks to be credited	51,387	39,721
Control credit-balance contra accounts	2,922,052	2,563,917
Derivatives	501,082	458,738
Notional value of call options sold	62,203	120,886
Notional value of put options sold	218,870	112,423
Notional value of forward transactions without delivery of underlying asset	29,581	55,203
Derivatives credit-balance contra account	190,428	170,226

Note: The accompanying notes 1 through 21 and exhibits A through L and N are an integral part of these financial statements.
Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2006, AND 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	09/30/2006	09/30/2005

A. FINANCIAL INCOME
Interest on cash and due from banks	2,500	7
Interest on loans to the financial sector	6,364	3,148
Interest on overdrafts	42,582	19,876
Interest on documents	16,051	12,658
Interest on mortgage loans	15,101	7,128
Interest on pledged loans	8,398	4,327
Interest on credit card loans	13,998	8,464
Interest on other loans	119,432	67,123
Interest on other receivables from financial intermediation	7,133	11,025
Income from government and private securities, net (Note 6.8.)	107,136	78,955
Income from guaranteed loans — Presidential Decree No. 1,387/01	12,831	15,152
CER (Benchmark Stabilization Coefficient) adjustment	37,389	80,248
CVS (Salary Variation Coefficient) adjustment	603	462
Other (Note 6.9)	49,509	35,053

	439,027	343,626

B. FINANCIAL EXPENSE
Interest on checking-account	3,257	1,103
Interest on savings-account	2,960	1,655
Interest on time deposits	92,698	44,826
Interest on financing from the financial sector	513	401
Interest on other liabilities from financial intermediation	10,802	12,997
Other interest	5,382	4,505
Net loss from options	285	421
CER adjustment	19,235	64,071
Other (Note 6.10)	30,733	28,450

	165,865	158,429

GROSS INTERMEDIATION MARGIN — GAIN	273,162	185,197

C. PROVISION FOR LOAN LOSSES	29,664	37,746

D. SERVICE-CHARGE INCOME
Related to lending transactions	14,036	8,518
Related to deposits	108,154	83,272
Other fees	9,240	4,671
Other (Note 6.11)	43,749	32,279

	175,179	128,740

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2006, AND 2005 — (Continued)

	09/30/2006	09/30/2005

E. SERVICE-CHARGE EXPENSES
Fees	8,260	5,347
Other (Note 6.12)	24,670	16,377

	32,930	21,724

F. ADMINISTRATIVE EXPENSES
Personnel expenses	147,182	111,056
Directors’ and statutory auditors’ fees	9,083	11,059
Other professional fees	22,471	14,324
Advertising and publicity	16,964	9,759
Taxes	3,471	3,629
Other operating expenses (Note 6.13.)	64,534	55,770
Other	9,082	6,315

	272,787	211,912

NET INCOME FROM FINANCIAL INTERMEDIATION	112,960	42,555

G. OTHER INCOME
Income from long-term investments	188,455	102,165
Penalty interest	1,755	969
Recovered loans and allowances reversed	64,567	70,522
CER adjustments	246
Other (Note 6.14)	23,162	25,332

	278,185	198,988

H. OTHER EXPENSES
Punitive interest and charges payable to the Central Bank of Argentina	19	24
Charges for other receivables uncollectibility and other allowances	9,680	5,314
Amortization of differences from amparos	11,660	10,449
Other (Note 6.15)	47,548	28,451

	68,907	44,238

NET INCOME BEFORE INCOME TAX	322,238	197,305

I. INCOME TAX	45,000	10,000

NET INCOME FOR THE PERIOD	277,238	187,305

Note: The accompanying notes 1 through 21 and exhibits A through L and N are an integral part of these financial statements.
Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2006, AND 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	09/30/2006							09/30/2005
	Capital	Stock issuance	Adjustments to	Earnings reserved		Unappropriated
Changes	stock	premium	Shareholders’ equity	Legal	Voluntary	earnings(2)	Total	Total

Balances at beginning of the fiscal year	608,943		4,511	245,302	211	630,607	1,489,574	1,257,302
Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting of April 28, 2006:
— Legal reserve				52,543		(52,543)
— Cash dividends						(68,395)	(68,395)	(30,447)
Share subscription approved by Shareholders’ Meeting of September 26, 2005(1)	75,000	394,500					469,500
Net income for the period						277,238	277,238	187,305

Balances at end of period	683,943	394,500	4,511	297,845	211	786,907	2,167,917	1,414,160

(1)	See Note 9.

(2)	See Note 19.

Note: The accompanying notes 1 through 21 and exhibits A through L and N are an integral part of these financial statements.
Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2006, AND 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	09/30/2006	09/30/2005

CHANGES IN CASH
Cash and cash equivalents at the beginning of the fiscal year	684,080	699,709
Increase in cash and cash equivalents	302,517	122,579

Cash and cash equivalent at end of period	986,597	822,288

CAUSES OF CHANGES IN CASH
Cash provided by operations
Financial income collected	457,778	399,249
Service-charge income collected	175,505	128,755
Financial expense paid	(188,205)	(121,585)
Service-charge expense paid	(32,926)	(21,641)
Administrative expenses paid	(254,374)	(192,477)

Net cash provided by operating activities	157,778	192,301

Other sources of cash
Net decrease in government and private securities	913,853
Net decrease in loans		61,566
Net decrease in other receivables from financial intermediation		22,361
Net increase in deposits	531,382	719,513
Net increase in other liabilities from financial intermediation	71,611
Increase in other liabilities, net		1,035
Capital increase	469,500
Other sources of cash	43,066	38,597

Subtotal	2,029,412	843,072

Total sources of cash	2,187,190	1,035,373

Uses of cash
Net increase in government and private securities		552,806
Net increase in loans	845,286
Net increase in other receivables from financial intermediation	91,548
Net increase in other assets(1)	827,570	95,628
Net decrease in other liabilities from financial intermediation		196,459
Net decrease in other liabilities	3,811
Cash dividends	68,395	30,447
Other uses of cash	48,063	37,454

Total uses of cash	1,884,673	912,794

Increase in cash and cash equivalents	302,517	122,579

(1)	Including the effect deriving from the purchase of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. (see notes 2.6. and 2.7.)
Note: The accompanying notes 1 through 21 and exhibits A through L and N are an integral part of these financial statements.
Jorge H. Brito
Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

				09/30/2006
	09/30/2006		12/31/2005	Position
	Market	Book	Book	without		Final
Name	Value	balance	balance	options(1)	Options	position

GOVERNMENT AND PRIVATE SECURITIES
GOVERNMENT SECURITIES
Holdings in investment accounts
— Local
Federal government bonds in US dollars at LIBOR — Maturity: 2012 — Compensation			94,711
Federal government bonds in pesos at 2% — Maturity: 2007 — Compensation			10,705

Subtotal holdings in investment accounts			105,416

Holdings for trading or financial intermediation
— Local
Province of Salta Consolidation Bonds in pesos	2	2	25	2		2
Federal government bonds in pesos at 2% — Maturity: 2007	153	153	366	153	1,680	1,833
Federal government bonds in pesos — Maturity: 2008	6	6	17	(3)		(3)
Federal government bonds in US dollars at LIBOR — Maturity: 2012	105,669	105,669	50,928	1,314	68,488	69,802
Federal government bonds in US dollars at LIBOR — Maturity: 2013	2,465	2,465	740	(230)	29,357	29,127
Federal government bonds in pesos — Maturity: 2014	10,715	10,715	261	(775)		(775)
Argentine Government bonds in US dollars at 7% — Maturity: 2011- BONAR V	845	845		(2,171)		(2,171)
Consolidation bonds in pesos — Fourth series	2,707	2,707	2,653	(13,901)		(13,901)
Consolidation bonds in pesos — Second series at 2%	444	444	216	806		806
Consolidation bonds in pesos — Sixth series	21	21	35	21		21
Consolidation bonds of social security payables in pesos — Third series at 2%	86	86	8,184	193		193
Public debt secured bonds of the Province of Río Negro (Bogar) Class II — Series I	256	256	218	200		200
Discount bonds denominated in pesos maturing 2033	30,511	30,511	13,323	3,239		3,239
Par bonds denominated in US dollars maturing 2038 (governed by Argentine legislation)	13	13	60	16		16
GDP-related securities in pesos — Maturity: 2035	581	581	340	493		493
Quasi-par securities in pesos — Maturity: 2045	1,340	1,340
Secured bonds under Presidential Decree No. 1,579/02	35,646	35,646	1,213	34,150		34,150
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán — Consadep — Series 1	1,923	1,923	1,346	1,807		1,807
Consolidation bonds of social security payables in pesos — Fourth Series	3,018	3,018	926	(246)		(246)
Federal government bonds in US dollars at LIBOR — Maturity: 2006			16,250
Other		106	131	107		107

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005 — (Continued)

				09/30/2006
	09/30/2006		12/31/2005	Position
	Market	Book	Book	without		Final
Name	Value	balance	balance	options(1)	Options	position

Subtotal holdings for trading or intermediation transactions		196,507	97,232	25,175	99,525	124,700

Unlisted government securities
- Local
Bonds issued by the Municipality of Bahía Blanca at 13.75%, secured by municipal resources			505
Secured bonds under Presidential Decree No. 1579/02			35,872
Other		57	57	57		57

Subtotal unlisted government securities		57	36,434	57		57

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA
Central Bank of Argentina Bills — Listed — Managed Portfolio
Central Bank of Argentina bills in pesos — Maturity: 02/21/07	8,979	8,979		8,979		8,979
Central Bank of Argentina bills in pesos — Maturity: 01/04/06			64,960
Central Bank of Argentina bills in pesos — Maturity: 01/11/06			299,154
Central Bank of Argentina bills in pesos — Maturity: 01/18/06			55,059
Central Bank of Argentina bills in pesos — Maturity: 01/25/06			168,762
Central Bank of Argentina bills in pesos — Maturity: 02/01/06			1,985
Central Bank of Argentina bills in pesos — Maturity: 02/08/06			39,588
Central Bank of Argentina bills in pesos — Maturity: 02/15/06			9,882
Central Bank of Argentina bills in pesos adjusted by CER — Maturity: 11/01/06	22,990	22,990		22,990		22,990
Central Bank of Argentina bills in pesos adjusted by CER — Maturity: 1/31/07	26,158	26,158		26,158		26,158
Central Bank of Argentina bills in pesos adjusted by CER — Maturity: 03/22/06			3,140
Central Bank of Argentina bills in pesos adjusted by CER — Maturity: 07/12/06			6,497

Subtotal Central Bank of Argentina Bills — listed — Managed portfolio		58,127	649,027	58,127		58,127

Central Bank of Argentina Bills — Under repo transactions
Central Bank of Argentina bills in pesos — Maturity: 03/22/06			193,859
Central Bank of Argentina bills in pesos — Maturity: 01/31/07			1,170
Central Bank of Argentina bills in pesos adjusted by CER — Maturity: 01/31/07			28,075

Subtotal Central Bank of Argentina Bills — Under repo transactions			223,104

Subtotal instruments issued by the Central Bank of Argentina		58,127	872,131	58,127		58,127

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Contd.)		58,127	872,131	58,127		58,127

Central Bank of Argentina Bills — Unlisted — Managed portfolio

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005 — (Continued)

				09/30/2006
	09/30/2006		12/31/2005	Position
	Market	Book	Book	without		Final
Name	Value	balance	balance	options(1)	Options	position

Central Bank of Argentina bills in pesos — Maturity: 02/22/06			108,905
Central Bank of Argentina bills in pesos — Maturity: 03/15/06			108,398

Subtotal Central Bank of Argentina Bills — Unlisted — Managed portfolio			217,303

Central Bank of Argentina notes — Listed — Managed portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 10/04/06	16,470	16,470		16,470		16,470
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 11/15/06	25,442	25,442		25,442		25,442
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 04/18/07	1,985	1,985		1,985		1,985
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 05/30/07	23,086	23,086	56,842	23,086		23,086
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 07/11/07	11,891	11,891		11,891		11,891
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 11/21/07	98,282	98,282	70,481	98,282		98,282
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 12/19/07	21,180	21,180		208,830		208,830
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 02/20/08	85,141	85,141		85,141		85,141
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 03/05/08	31,279	31,279		31,279		31,279
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 03/23/08	12,725	12,725		12,725		12,725
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 04/16/08	25,663	25,663		23,610		23,610
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 05/07/08	22,407	22,407		22,407		22,407
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 07/16/08	12,511	12,511		12,511		12,511
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 08/06/08	34,612	34,612		34,612		34,612
Central Bank of Argentina notes in pesos adjustable by CER — Maturity: 12/06/06	133,821	133,821	212,083	133,821		133,821
Central Bank of Argentina notes in pesos adjustable by CER — Maturity: 01/23/08	276	276	103,058	276		276

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005 — (Continued)

				09/30/2006
	09/30/2006		12/31/2005	Position
	Market	Book	Book	without		Final
Name	Value	balance	balance	options(1)	Options	position

Central Bank of Argentina notes in pesos adjustable by CER — Maturity: 12/24/08			48,960

Subtotal Central Bank of Argentina notes — Listed — Managed portfolio		556,771	491,424	742,368		742,368

Central Bank of Argentina Notes — Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 11/21/07	10,201	10,201
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 12/19/07	15,158	15,158
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 02/20/08	60,840	60,840
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 03/05/08	10,090	10,090
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 07/16/08	12,306	12,306
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 08/06/08	10,180	10,180
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) — Maturity: 09/10/08	3,018	3,018

Subtotal Central Bank of Argentina Notes — Under repo transactions		121,793

Total instruments issued by the Central Bank of Argentina		736,691	1,580,858	800,495		800,495

Total government securities		933,255	1,819,940	825,727	99,525	925,252

INVESTMENTS IN LISTED PRIVATE SECURITIES
Debt securities
- Local
Corporate Bonds — Petrobras Energía S.A. (the former Pecom S.A.)	14	14	14	14		14
Book-entry Corporate Bonds — Acindar Convertible 6% USD			106
Book-entry Corporate Bonds — Edesur Class 5 Pesos			4,401
Corporate bonds — Telefónica de Argentina S.A. — Fixed rate			3,130
Italcred II Financial Trust — Trust debt security	1,164	1,164		1,164		1,164
Consubond Financial Trust — Series XXXIV Class A trust debt security			1,325
Italcred I Financial Trust — Trust debt security			684
Tarjeta Shopping Financial Trust — Series XVI Class A trust debt security			1,032

Subtotal debt securities		1,178	10,692	1,178		1,178

Equity securities
- Local
Class “A” certificates of participation in the Macro Personal V trust			5,000
Class “B” certificates of participation in the Macro Personal V trust			14,005

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005 — (Continued)

				09/30/2006
	09/30/2006		12/31/2005	Position
	Market	Book	Book	without		Final
Name	Value	balance	balance	options(1)	Options	position

Petrobras Energía — Book-entry shares	470	470	2,865	251		251
Other	50	50	46	50		50

Subtotal equity securities		520	21,916	301		301

Total Investments in listed private securities		1,698	32,608	1,479		1,479

Total government and private securities(2)		934,953	1,852,548	827,206	99,525	926,731

(1) The position without options as of September 30, 2006, results from the following disclosure:

Holdings as of September 30, 2006	934,953
Plus: Government securities lent	27,103
Plus: Spot and forward purchases pending settlement	377,083
Less: Government securities deposited	252,606
Less: Spot and forward sales pending settlement	259,327

827,206

(2)	As of December 31, 2005, the Bank booked allowances for impairment in value amounting to 483 (see Exhibit J).
Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	09/30/2006	12/31/2005

COMMERCIAL
In normal situation	2,278,613	1,744,442

With Senior “A” guarantees and counter-guarantees	25,120	27,553
With Senior “B” guarantees and counter-guarantees	213,083	172,655
Without Senior guarantees or counter-guarantees	2,040,410	1,544,234
Subject to special monitoring	66,398	13,586

In observation
With Senior “B” guarantees and counter-guarantees	426	557
Without Senior guarantees or counter-guarantees	65,972	13,029
Troubled	14,510	3,591

With Senior “B” guarantees and counter-guarantees	2,004	2,877
Without Senior guarantees or counter-guarantees	12,506	714
With high risk of insolvency	9,367	15,140

With Senior “B” guarantees and counter-guarantees	2,106	4,615
Without Senior guarantees or counter-guarantees	7,261	10,525
Irrecoverable	18,914	78,879

With Senior “A” guarantees and counter-guarantees		380
With Senior “B” guarantees and counter-guarantees	4,472	12,825
Without Senior guarantees or counter-guarantees	14,442	65,674
Irrecoverable according to Central Bank of Argentina regulations	2,141	8,430

With Senior “B” guarantees and counter-guarantees		5,476
Without Senior guarantees or counter-guarantees	2,141	2,954

Subtotal Commercial	2,389,943	1,864,068

CONSUMER
Performing	1,177,679	766,370

With Senior “A” guarantees and counter-guarantees	4,612	3,166
With Senior “B” guarantees and counter-guarantees	153,237	132,554
Without Senior guarantees or counter-guarantees	1,019,830	630,650
Inadequate compliance	18,346	13,890

With Senior “A” guarantees and counter-guarantees	38	2
Jorge H. Brito
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005 — (Continued)

	09/30/2006	12/31/2005

With Senior “B” guarantees and counter-guarantees	6,729	5,610
Without Senior guarantees or counter-guarantees	11,579	8,278
Deficient compliance	6,323	5,607

With Senior “A” guarantees and counter-guarantees	1
With Senior “B” guarantees and counter-guarantees	983	1,841
Without Senior guarantees or counter-guarantees	5,339	3,766
Difficult recovery	7,901	7,288

With Senior “B” guarantees and counter-guarantees	1,523	2,719
Without Senior guarantees or counter-guarantees	6,378	4,569
Irrecoverable	17,164	42,532

With Senior “A” guarantees and counter-guarantees	3	3
With Senior “B” guarantees and counter-guarantees	11,244	21,619
Without Senior guarantees or counter-guarantees	5,917	20,910
Irrecoverable according to Central Bank of Argentina regulations	261	931

With Senior “B” guarantees and counter-guarantees	148	675
Without Senior guarantees or counter-guarantees	113	256

Subtotal Consumer	1,227,674	836,618

Total	3,617,617	2,700,686

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING FACILITIES CONCENTRATION
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	09/30/2006		12/31/2005
	Outstanding	% of Total	Outstanding	% of Total
Number of Customers	Balance	Portfolio	Balance	Portfolio

10 largest customers	924,185	25.55	868,439	32.16
50 next largest customers	796,621	22.02	526,545	19.50
100 next largest customers	425,819	11.77	302,601	11.20
Other customers	1,470,992	40.66	1,003,101	37.14

Total	3,617,617	100.00	2,700,686	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF SEPTEMBER 30, 2006
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	Terms Remaining to Maturity
			Over 1	Over 3	Over 6	Over 12
			Month and	Months	Months	Months
		Up to 1	up to 3	and up to	and up to	and up to	Over 24
Item	Matured	Month	Months	6 Months	12 Months	24 Months	Months	Total

Non-financial government sector	9,633	1,771	18,799		17	26,609	333,215	390,044
Financial sector		119,364	2,818	20,606	2,341	14		145,143
Non-financial private sector and foreign residents	63,399	744,387	545,773	302,204	356,418	450,914	619,335	3,082,430

Total	73,032	865,522	567,390	322,810	358,776	477,537	952,550	3,617,617

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	09/30/2006					12/31/2005
	Shares and Membership Interests
			Votes
		Unit Face	per
Name	Class	Value	Share	Number	Amount	Amount

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Nuevo Banco Suquía S.A.(1)	Common	1	1	303,700,000	632,209	473,117
Banco del Tucumán S.A.(2)	Common	100	1	174,042	38,127
Nuevo Banco Bisel S.A.(3)	Common	1	1	650,650,000	619,870
Macro Valores S.A.	Common	1	1	249,868	426	3,732
Sud Inversiones & Análisis S.A.(4)	Common	1	1	2,344,134	4,792	3,465
Macro Securities S.A. Soc. de Bolsa	Common	1	1	940,500	12,449	10,906
Macro Fondos S.A.S.G.F.C.I.	Common	1	1	47,750	635	390
Foreign
Sud Bank & Trust Company Limited	Common	1	1	9,816,899	106,646	103,638
Red Innova Administradora de Fondos S.A.(5)	Common	1	1	2,300	282

Subtotal subsidiaries					1,415,436	595,248

- Non-subsidiaries
In Argentina
A.C.H. S.A.	Common	1	1	17,500	52	52
Mercado Abierto Electrónico S.A.	Common	1,200	1	1	5	5
Visa Argentina S.A.	Common	0.0001	1	11,400	238	238
C.O.E.L.S.A.	Common	1	1	17,364	58	25
Macroaval S.G.R.	Common	1	1	30,500	31	31
Garantizar S.G.R.	Common	1	1	10,000	10	10
Foreign
BLADEX S.A.	Common	10	1	7,303	245	239

Subtotal non-subsidiaries					639	600

Total in financial institutions, supplementary and authorized activities					1,416,075	595,848

In other companies
- Non-subsidiaries
In Argentina
Inversora Juramento S.A.	Common	100	5	9,480	4,437	4,437
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500
Frigorífico Bermejo S.A.	Preferred	0.1	—	2,064,813	554	1,036
Provincanje S.A.	Common	1	1	600,000	603	603
Proin S.A.	Common	1	1	244,457	293	293
El Taura S.A.					185	185
Tunas del Chaco S.A.(6)					150	150
Emporio del Chaco S.A.(6)					150	150
Prosopis S.A.(6)					150	150
Utility Companies					84	78
Cross Sale S.A.	Common	100	1	12	59	59
SEDESA	Common	1	1	45,518	45	45
Argentina de Hoteles S.A.					34	34
Sanatorio Las Lomas S.A.	Common	1	1	13,245	32	32
Argencontrol S.A.	Common	1	1	28,049	28	28
Macro Warrants S.A.	Common	1	1	25,000	25	25
Papel Misionero S.A.	Common	0.1	1	122,097	12	12
Vizora Desarrollos Inmobiliarios SA	Common	1	1	1,800	34	3
Other					1	1
Foreign
SWIFT S.A.	Common	1	1	3	15	15

Total in other companies					9,391	9,836

Total(7)					1,425,466	605,684

Jorge H. Brito
Chairperson

EXHIBIT E
(Continued)

(1)	Net of a negative goodwill amounting to 483 as of September 30, 2006, and December 31, 2005.

(2)	Income disclosed has been generated from 5/5/2006 (date of Bank acquisition) through 9/30/2006.

(3)	Income disclosed has been generated from 8/11/2006 (date of Bank acquisition) through 9/30/2006.

(4)	See note 1 to the consolidated financial statements.

(5)	Income disclosed has been generated from 9/13/2006 (date of Bank acquisition) through 9/30/2006.

(6)	See Note 7(d).

(7)	As of September 30, 2006, and December 31, 2005, the Bank carried 1,006 and 1,148, respectively, as allowance for impairment in value (see Exhibit J).
Jorge H. Brito
Chairperson

EXHIBIT E
(Continued)

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	Information on the Issuer
		Data from Latest Financial Statements
					Income (loss)
		Period /		Restated	for the Period/
		Year-End	Capital	Shareholders’	Year,
Name	Main Business Activity	Date	Stock	Equity	Restated

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Nuevo Banco Suquía S.A.(1)	Financial institution	09/30/2006	303,750	632,796	159,117
Banco del Tucumán S.A.(2)	Financial institution	09/30/2006	21,980	48,153	8,087
Nuevo Banco Bisel S.A.(3)	Financial institution	09/30/2006	911,240	871,759	21,649
Macro Valores S.A.	Financial advisory services	09/30/2006	250	380	80
Sud Inversiones & Análisis S.A.(4)	Services	09/30/2006	2,344	4,777	1,308
Macro Securities S.A. Soc. de Bolsa	Brokerage house	09/30/2006	950	12,717	1,657
Macro Fondos S.A.S.G.F.C.I.	Mutual funds management	09/30/2006	250	3,316	1,491
Foreign
Sud Bank & Trust Company Limited	Banking	09/30/2006	9,817	106,646	3,008
Red Innova Administradora de Fondos S.A.(5)	Cash management	09/30/2006	591	553	(5)
- Non-subsidiaries
In Argentina
A.C.H. S.A.	Electronic information services	12/31/2005	650	1,411	259
Mercado Abierto Electrónico S.A.	Electronic information services	12/31/2005	242	6,186	949
Visa Argentina S.A.	Business services	12/31/2005	1	24,158	2,158
C.O.E.L.S.A.	Services	12/31/2005	1,000	1,564	68
Macroaval S.G.R.	Reciprocal guarantee corporation	12/31/2005	250	1,549	(73)
Garantizar S.G.R.	Reciprocal guarantee corporation	12/31/2005	2,882	142,309	757
Foreign
	Banking	12/31/2005	848,756	1,869,775	242,826
In other companies
- Non-subsidiaries
In Argentina
Inversora Juramento S.A.	Agriculture and finance	09/30/2005	13,617	190,661	(17,578)
Banelco S.A.	Network administration	12/31/2005	22,527	48,742	11,061
Frigorífico Bermejo S.A.	Meat-packaging	12/31/2005	3,399	6,858	(6,549)
Provincanje S.A.	Swap of securities	06/30/2005	9,000	10,884	704
Proin S.A.	Juice production	09/30/2005	4,604	7,127	174
El Taura S.A.	Hotel construction and exploitation	12/31/2004	420	3,422	(199)
Tunas del Chaco S.A.(6)	Agriculture	12/31/2005	12	1,163	(5)
Emporio del Chaco S.A.(6)	Agriculture	12/31/2005	12	1,149	(15)
Prosopis S.A.(6)	Agriculture	12/31/2005	12	1,013	(53)
Utility Companies	Utilities
Cross Sale S.A.	Sale	11/30/2004	12	13	(124)
SEDESA	Deposit guarantee fund management	12/31/2005	1,000	11,978	325
Argentina de Hoteles S.A.	Hotel services	10/31/2004	1,221	4,055	(297)
Sanatorio Las Lomas S.A.	Medical clinic	06/30/2005	2,222	16,100	1,236
Argencontrol S.A.	Agency	12/31/2005	700	884	15
Macro Warrants S.A.	Warrants	09/30/2005	500	759	162
Papel Misionero S.A.	Paper manufacture	12/31/2005	40,210	165,811	26,351
Vizora Desarrollos Inmobiliarios SA	Real estate	12/31/2005	30	387	(177)
Foreign
SWIFT S.A.	Services	12/31/2005	444,205	808,259	27,977
Jorge H. Brito
Chairperson

EXHIBIT E
(Continued)

(1)	Net of a negative goodwill amounting to 483 as of September 30, 2006, and December 31, 2005.

(2)	Income disclosed has been generated from 5/5/2006 (date of Bank acquisition) through 9/30/2006.

(3)	Income disclosed has been generated from 8/11/2006 (date of Bank acquisition) through 9/30/2006.

(4)	See note 1 to the consolidated financial statements.

(5)	Income disclosed has been generated from 9/13/2006 (date of Bank acquisition) through 9/30/2006.

(6)	See Note 7(d).

(7)	As of September 30, 2006, and December 31, 2005, the Bank carried 1,006 and 1,148, respectively, as allowance for impairment in value (see Exhibit J).
Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF SEPTEMBER 30, 2006
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	Net Book
	Value at
	Beginning of				Depreciation for the Period		Net Book
	Fiscal				Years of		Value at End
Item	Year	Additions	Transfers	Retirements	Useful Life	Amount	of Period

Bank premises and equipment
Buildings	130,065	2,981		1,684	50	3,290	128,072
Furniture and facilities	11,254	1,461	717		10	2,413	11,019
Machinery and equipment	21,218	7,491	1,268	3	5	5,409	24,565
Vehicles	13,631	25,024		10,232	5	3,027	25,396

Total	176,168	36,957	1,985	11,919		14,139	189,052

Other assets
Works in progress	4,956	10,206	(511)	24			14,627
Works of art	1,038	1					1,039
Prepayments for the purchase of assets	4,191	3,452	(2,091)	2,644			2,908
Assets acquired by attachment in aid of execution	10,950	3,328		223	50	137	13,918
Leased assets	9,603				50	127	9,476
Stationery and office supplies	1,236	4,341		4,306			1,271
Other assets	112,864	6,247	617	14,458	50	740	104,530

Total	144,838	27,575	(1,985)	21,655		1,004	147,769

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF SEPTEMBER 30, 2006
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	Net Book
	Value at							Net Book
	Beginning of				Amortization for the Period			Value at End
Item	Fiscal Year	Additions		Retirements	Years of Useful Life	Amount		of Period

Goodwill	1,646	69,010	(1)		10	2,200		68,456
Organization and development costs(2)	67,126	15,427	(3)	19	5	19,767	(3)	62,767

Total	68,772	84,437		19		21,967		131,223

(1)	Related to (i) the goodwill deriving from the acquisition of 79.18% of capital stock in Banco del Tucumán S.A. (see note 2.6.) for an amount of 18,158 and (ii) the goodwill deriving from the acquisition of 77% of shares of common stock in Nuevo Banco Bisel S.A. (see note 2.7.) for an amount of 50,852.

(2)	This mainly includes the cost of information technology projects contracted from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court resolutions paid mentioned in (3) below.

(3)	It includes differences resulting from legal decisions amounting to 5,463 and 11,660, which are nondeductible to assess computable equity (see note 3.3.n.2)).
Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	09/30/2006		12/31/2005
	Outstanding	% of Total	Outstanding	% of Total
Number of Customers	Balance	Portfolio	Balance	Portfolio

10 largest customers	1,031,123	21.26	1,042,571	23.97
50 next largest customers	896,372	18.48	959,961	22.07
100 next largest customers	358,728	7.40	331,618	7.62
Other customers	2,564,444	52.86	2,015,054	46.34

Total	4,850,667	100.00	4,349,204	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF SEPTEMBER 30, 2006
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	Terms Remaining to Maturity
		Over 1	Over 3	Over 6	Over 12
		Month	Months	Months	Months
	Up to 1	and Up to	and Up to	and Up to	and Up to	Over 24
Item	Month	3 Months	6 Months	12 Months	24 Months	Months	Total

Deposits	3,941,571	632,217	156,341	120,417	105	16	4,850,667

Other liabilities from financial intermediation
Central Bank of Argentina	406	205	210				821
Banks and International Organizations	204	2,487	18,429		155,215		176,335
Financing received from Argentine financial institutions	573	3,640	709	1,093	2,185	37,693	45,893
Other	129,904						129,904

	131,087	6,332	19,348	1,093	157,400	37,693	352,953

Subordinated corporate bonds(1)		9,459	44,760	369	738	1,476	56,802

Total	4,072,658	648,008	220,449	121,879	158,243	39,185	5,260,422

(1)	Including, under “Over 3 months and up to 6 months”, the amount due to the Business Enterprise Reconstruction Trust Fund mentioned in note 10.
Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF SEPTEMBER 30, 2006
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	Balances at					Balances
	Beginning of		Decreases			at End of
Breakdown	Fiscal Year	Increases(1)	Applications		Reversals	Period

ALLOWANCES
Government and private securities
For impairment in value	483		474		9
Loans
For loan losses and impairment in value(2)	206,389	30,468	108,598		881	127,378
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	3,735	882	1,205			3,412
Assets subject to financial leases
For uncollectibility risk	1,070	452				1,522
Interests in other companies
For impairment in value	1,148	8			150	1,006
Other receivables
For uncollectibility risk	16,302	1,343	2,983		200	14,462

Total allowances	229,127	33,153	113,260		1,240	147,780

PROVISIONS
Contingent commitments	1,725	7			41	1,691
For negative goodwill	73,112				54,834	18,278
For other contingencies	67,446	9,986	48,756	(3)	179	28,497

Total liabilities	142,283	9,993	48,756		55,054	48,466

(1)	See note 3.3.g).

(2)	As of September 30, 2006, “Applications” includes the effects of what was mentioned in note 11.f).

(3)	Including 43,401 reclassified to “Subordinated corporate bonds” regarding the amount due to the Business Enterprise Reconstruction Trust Fund (see note 10).
Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF SEPTEMBER 30, 2006
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

Shares			Capital Stock
		Votes per	Issued and
Class	Number	Share	Outstanding(1)	Paid In(1)

Registered common stock A	11,235,670	5	11,236	11,236
Registered common stock B	672,707,767	1	672,707	672,707

Total	683,943,437		683,943	683,943

(1)	Related to Ps. 683,943,437 (See note 9).
Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	09/30/2006
	Total Parent										12/31/2005
	Company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian		Swedish	Norwegian
Items	Branches	US Dollar	Sterling	Franc	Krone	Dollar	Yen	Krone	Krone	Euro	Total

ASSETS
Cash	339,887	332,013	736	349	42	12	96	42	13	6,584	346,439
Government and private securities	109,068	109,068									162,836
Loans	475,948	474,404								1,544	393,307
Other receivables from financial intermediation	109,104	107,128								1,976	250,410
Investments in other companies	107,188	107,188									103,892
Other receivables	5,374	5,344								30	10,378
Items pending allocation	1	1

Total	1,146,570	1,135,146	736	349	42	12	96	42	13	10,134	1,267,262

LIABILITIES
Deposits	806,340	806,340									674,794
Other liabilities from financial intermediation	294,610	288,913	4	49						5,644	324,956
Other liabilities	1,741	1,738								3	2,141
Subordinated corporate bonds	50,305	50,305									5,461
Items pending allocation	1	1

Total	1,152,997	1,147,297	4	49						5,647	1,007,352

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS (except contra debit-balance accounts)
Contingent	56,312	56,202								110	64,792
Control	742,676	740,096	1	1						2,578	701,804
CREDIT-BALANCE ACCOUNTS (except contra credit-balance accounts)
Contingent	140,905	136,862								4,043	107,259
Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	09/30/2006		12/31/2005
	In normal
Item	situation	Total	Total

Loans
Overdrafts	1,465	1,465	352
Without Senior guarantees or counter-guarantees	1,465	1,465	352
Documents	293	293	112
Without Senior guarantees or counter-guarantees	293	293	112
Mortgage and pledged loans			8
With Senior “B” guarantees and counter-guarantees			8
Personal loans			24
Without Senior guarantees or counter-guarantees			24
Credit cards	301	301	240
Without Senior guarantees or counter-guarantees	301	301	240
Other	46,927	46,927	69,969
With Senior “B” guarantees and counter-guarantees			5,757
Without Senior guarantees or counter-guarantees	46,927	46,927	64,212

Total loans	48,986	48,986	70,705

Other receivables from financial intermediation	93	93	114

Assets subject to financial leases and other	5,841	5,841	5,921

Contingent Commitments	3,195	3,195	5,488

Investments in other companies	1,420,936	1,420,936	601,196

Total	1,479,051	1,479,051	683,424

Allowances/Provisions	593	593	786

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	09/30/2006	12/31/2005

ASSETS
A. CASH
Cash on hand	420,453	346,504
Due from banks and correspondents	1,629,727	842,518
Other	109	107

	2,050,289	1,189,129

B. GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts		105,416
Holdings for trading or financial intermediation	423,214	164,786
Unlisted government securities	151	199,070
Instruments issued by the Central Bank of Argentina	2,686,475	2,463,102
Investments in listed private securities	117,306	59,902
less: Allowances	(29)	(512)

	3,227,117	2,991,764

C. LOANS
To the nonfinancial government sector	783,791	645,342
To the financial sector	236,953	80,511
To the nonfinancial private sector and foreign residents
Overdrafts	1,150,356	432,772
Documents	509,713	433,748
Mortgage loans	417,113	298,060
Pledged loans	298,670	230,321
Personal loans	1,103,500	476,917
Credit cards	452,704	241,344
Other	1,172,486	779,237
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	106,617	72,861
less: Unposted payments	(122)	(6,050)
less: Unearned discount	(11,682)	(10,411)
less: Allowances	(215,408)	(247,532)

	6,004,691	3,427,120

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005 — (Continued)

	09/30/2006	12/31/2005

D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	141,321	99,672
Amounts receivable from spot and forward sales pending settlement	368,073	395,980
Securities and foreign currency receivable from spot and forward purchases pending settlement	177,145	236,609
Premiums on options taken	38	32
Unlisted corporate bonds	13,881	927
Receivable from forward transactions without delivery of underlying asset		6
Other receivables not covered by debtor classification standards	575,848	325,946
Other receivables covered by debtor classification standards	49,296	48,516
less: Allowances	(172,925)	(27,600)

	1,152,677	1,080,088

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases	255,548	146,265
less: Allowances	(3,114)	(1,470)

	252,434	144,795

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	435	423
Other	15,952	14,586
less: Allowances	(1,162)	(1,304)

	15,225	13,705

G. OTHER RECEIVABLES
Receivables from sale of assets	20,207	10,747
Minimum presumed income tax — Tax Credit	46,376	53,593
Other	154,690	114,149
Interest accrued on receivables from sale of goods	237	11,767
Accrued interest and adjustments receivable on receivables from sale of assets	66	48
less: Allowances	(35,082)	(18,246)

	186,494	172,058

H. BANK PREMISES AND EQUIPMENT, NET	321,309	223,540

I. OTHER ASSETS	202,473	174,659

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005 — (Continued)

	09/30/2006	12/31/2005

J. INTANGIBLE ASSETS
Goodwill	83,393	1,646
Organization and development costs	81,312	68,445

	164,705	70,091

K. ITEMS PENDING ALLOCATION	595	873

TOTAL ASSETS	13,578,009	9,487,822

LIABILITIES
L. DEPOSITS
From the nonfinancial government sector	1,452,101	822,687
From the financial sector	10,370	5,208
From the nonfinancial private sector and foreign residents
Checking accounts	1,667,601	1,036,175
Savings accounts	1,624,079	1,100,633
Time deposits	4,514,342	3,222,011
Investment accounts	31,168	29,826
Other	352,672	292,767
Accrued interest, adjustments, foreign exchange and quoted price differences payable	35,429	56,019

	9,687,762	6,565,326

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina
Other	375,277	206,352
Banks and international Institutions	177,303	154,006
Amounts payable for spot and forward purchases pending settlement	148,734	108,682
Securities and foreign currency to be delivered under spot and forward sales pending	373,342	429,714
settlement
Premiums on options sold	327	18
Financing received from Argentine financial Institutions	27,718	25,154
Payables for forward transactions without delivery of underlying asset		64
Other	227,766	186,371
Accrued interest, adjustments, foreign exchange and quoted price differences payable	21,944	32,802

	1,352,411	1,143,163

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005 — (Continued)

	09/30/2006	12/31/2005

N. OTHER LIABILITIES
Dividends payable	662
Profesional fees	104
Other	136,696	98,628

	137,462	98,628

O. PROVISIONS	96,609	178,150

P. SUBORDINATED CORPORATE BONDS	56,802	12,047

Q. ITEMS PENDING ALLOCATION	1,912	854

MINORITY INTERESTS IN SUBSIDIARIES	77,134	80

TOTAL LIABILITIES	11,410,092	7,998,248

SHAREHOLDERS’ EQUITY	2,167,917	1,489,574

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,578,009	9,487,822

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS	9,451,920	6,457,675

Contingent	3,239,322	2,199,058
Loans borrowed (unused amounts)		164,709
Guarantees received	2,586,390	1,848,718
Other not covered by debtor classification regulations	6,253
Contingent debit-balance contra accounts	646,679	185,631
Control	5,225,411	3,821,348
Receivables classified as irrecoverable	1,004,819	818,433
Other	4,070,986	2,920,865
Control debit-balance contra accounts	149,606	82,050
Derivatives	556,452	437,269
Notional value of call options taken	127,219
Notional value of put options taken	61,724	133,456
Notional value of forward transactions without delivery of underlying asset	9,359	15,301
Derivatives debit-balance contra accounts	358,150	288,512
Trust activity	430,735
Trust activity	430,735

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005 — (Continued)

	09/30/2006	12/31/2005

CREDIT-BALANCE ACCOUNTS	9,451,920	6,457,675

Contingent	3,239,322	2,199,058
Unused portion of Loans granted, covered by debtor classification regulations	13,291	20,118
Guarantees provided to the BCRA	175,891
Other guarantees provided covered by debtor classification regulations	307,623	94,402
Other guarantees provided not covered by debtor classification regulations	43,008	1,474
Other receivables covered by debtor classification regulations	106,866	69,637
Contingent credit-balance contra accounts	2,592,643	2,013,427
Control	5,225,411	3,821,348
Checks to be credited	149,606	82,050
Control credit-balance contra accounts	5,075,805	3,739,298
Derivatives	556,452	437,269
Notional value of call options sold	109,445	120,886
Notional value of put options sold	219,124	112,423
Notional value of forward transactions without delivery of underlying asset	29,581	55,203
Derivatives credit-balance contra account	198,302	148,757
Trust activity	430,735
Trust activity credit-balance contra accounts	430,735

Note: Notes 1 through 4 to the consolidated financial statements are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.
Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2006, AND 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	09/30/2006	09/30/2005

A. FINANCIAL INCOME
Interest on cash and due from banks	8,396	5,481
Interest on loans to the financial sector	10,467	4,305
Interest on overdrafts	76,930	39,015
Interest on documents	35,081	22,136
Interest on mortgage loans	33,279	20,013
Interest on pledged loans	30,516	18,499
Interest on credit card loans	20,713	13,520
Interest on other loans	171,494	85,283
Interest on other receivables from financial intermediation	10,910	11,026
Income from government and private securities, net	226,479	92,515
Income from guaranteed loans — Presidential Decree No. 1,387/01	20,947	21,933
Net income from options	649
CER (Benchmark Stabilization Coefficient) adjustment	62,752	155,582
CVS (Salary Variation Coefficient) adjustment	1,172	968
Other	80,429	41,726

	790,214	532,002

B. FINANCIAL EXPENSE
Interest on checking-accounts	4,815	1,964
Interest on savings-accounts	4,709	3,080
Interest on time deposits	155,758	73,017
Interest on financing from the financial sector	512	593
Interest on other liabilities from financial intermediation	11,008	11,088
Other interest	10,322	9,562
Net loss from options		659
CER adjustment	42,272	92,837
Other	39,288	34,718

	268,684	227,518

GROSS INTERMEDIATION MARGIN — GAIN	521,530	304,484

C. PROVISION FOR LOAN LOSSES	42,386	57,040

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2006, AND 2005 — (Continued)

	09/30/2006	09/30/2005

D. SERVICE-CHARGE INCOME
Related to lending transactions	21,689	13,660
Related to deposits	201,922	144,101
Other fees	15,618	9,572
Other	70,702	50,299

	309,931	217,632

E. SERVICE-CHARGE EXPENSES
Fees	32,369	22,064
Other	32,804	20,312

	65,173	42,376

F. ADMINISTRATIVE EXPENSES
Personnel expenses	264,380	179,528
Directors’ and statutory auditors’ fees	11,320	12,249
Other professional fees	28,151	16,961
Advertising and publicity	21,924	14,054
Taxes	5,813	4,598
Other operating expenses	97,791	77,116
Other	12,945	10,606

	442,324	315,112

NET INCOME FROM FINANCIAL INTERMEDIATION	281,578	107,588

G. OTHER INCOME
Income from long-term investments		580
Penalty interest	3,469	2,451
Recovered loans and allowances reversed	93,728	109,914
CER adjustments	256
Other	30,060	31,894

	127,513	144,839

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2006, AND 2005 — (Continued)

	09/30/2006	09/30/2005

H. OTHER EXPENSES
Income from long-term investments	439
Penalty interest and charges payable to the Central Bank ok Argentina	28	24
Charges for other receivables uncollectibility and other allowances	13,464	9,450
CER adjustments		3
Amortization of differences from amparos	13,911	10,449
Other	55,642	33,752

	83,484	53,678

MINORITY INTERESTS	(1,799)	(15)

NET INCOME BEFORE INCOME TAX	323,808	198,734

I. INCOME TAX	46,570	11,429

NET INCOME FOR THE PERIOD	277,238	187,305

Note: Notes 1 through 4 to the consolidated financial statements are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.
Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTN PERIODS
ENDED SEPTEMBER 30, 2006, AND 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	09/30/2006	09/30/2005

CHANGES IN CASH
Cash and cash equivalents at the beginning of the fiscal year	1,189,129	1,372,261
Increase in cash / (Decrease)	861,160	(7,355)

Cash and cash equivalent at end of period	2,050,289	1,364,906

CAUSES OF CHANGES IN CASH
Cash provided by operations
Financial income collected	798,585	592,511
Service-charge income collected	310,372	217,647
Financial expense paid	(304,855)	(208,452)
Service-charge expense paid	(64,415)	(40,004)
Administrative expenses paid	(417,350)	(289,588)

Subtotal	322,337	272,114

Other sources of cash
Net decrease in government and private securities	478,508
Net decrease in other receivables from financial intermediation	277,830	497,864
Net increase in deposits	1,168,138	1,103,223
Increase in other liabilities, net	63,935
Capital increase	469,500
Other sources of cash(1)	484,372	48,666

Subtotal	2,942,283	1,649,753

Total sources of cash	3,264,620	1,921,867

Uses of cash
Net increase in government and private securities		861,134
Net increase in loans	1,518,730	108,766
Net increase in other assets	318,340	113,516
Net decrease in other liabilities from financial intermediation	434,790	775,332
Net decrease in other liabilities		2,573
Cash dividends	68,395	30,447
Other uses of cash	63,205	37,454

Total uses of cash	2,403,460	1,929,222

Increase in cash/(Decrease) in cash and cash equivalents	861,160	(7,355)

(1)	Including 150,190 and 261,787 related to Banco del Tucumán S.A.’s cash received on May 5, 2006, and Nuevo Banco Bisel S.A.’s cash received on August 11, 2006, respectively.

(2)	Note: Notes 1 through 4 to the consolidated financial statements are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.
Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish — See note 21)
(Figures stated in thousands of pesos)

	09/30/2006	12/31/2005

COMMERCIAL
In normal situation	3,928,098	2,353,068

With Senior “A” guarantees and counter-guarantees	35,224	35,629
With Senior “B” guarantees and counter-guarantees	322,532	247,396
Without Senior guarantees or counter-guarantees	3,570,342	2,070,043
Subject to special monitoring	80,802	16,856

In observation
With Senior “A” guarantees and counter-guarantees	766
With Senior “B” guarantees and counter-guarantees	1,135	1,894
Without Senior guarantees or counter-guarantees	65,978	14,962
In negotiation or with refinancing agreements
Without Senior guarantees or counter-guarantees	12,923
Troubled	32,424	17,153

With Senior “A” guarantees and counter-guarantees	3,494	3,238
With Senior “B” guarantees and counter-guarantees	4,865	2,877
Without Senior guarantees or counter-guarantees	24,065	11,038
With high risk of insolvency	19,111	24,269

With Senior “B” guarantees and counter-guarantees	7,350	8,408
Without Senior guarantees or counter-guarantees	11,761	15,861
Irrecoverable	24,521	82,832

With Senior “A” guarantees and counter-guarantees		380
With Senior “B” guarantees and counter-guarantees	9,111	14,884
Without Senior guarantees or counter-guarantees	15,410	67,568
Irrecoverable according to Central Bank of Argentina regulations	2,141	8,430

With Senior “B” guarantees and counter-guarantees		5,476
Without Senior guarantees or counter-guarantees	2,141	2,954

Subtotal Commercial	4,087,097	2,502,608

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005 — (Continued)

	09/30/2006	12/31/2005

CONSUMER
Performing	2,778,064	1,478,001

With Senior “A” guarantees and counter-guarantees	15,500	16,852
With Senior “B” guarantees and counter-guarantees	713,782	483,022
Without Senior guarantees or counter-guarantees	2,048,782	978,127
Inadequate compliance	39,787	20,613

With Senior “A” guarantees and counter-guarantees	38	2
With Senior “B” guarantees and counter-guarantees	15,182	8,526
Without Senior guarantees or counter-guarantees	24,567	12,085
Deficient compliance	18,120	9,954

With Senior “A” guarantees and counter-guarantees	1
With Senior “B” guarantees and counter-guarantees	4,273	3,804
Without Senior guarantees or counter-guarantees	13,846	6,150
Difficult recovery	21,243	11,674

With Senior “B” guarantees and counter-guarantees	4,330	4,380
Without Senior guarantees or counter-guarantees	16,913	7,294
Irrecoverable	37,354	53,250

With Senior “A” guarantees and counter-guarantees	250	866
With Senior “B” guarantees and counter-guarantees	19,729	24,151
Without Senior guarantees or counter-guarantees	17,375	28,233
Irrecoverable according to Central Bank of Argentina regulations	5,383	931

With Senior “B” guarantees and counter-guarantees	389	675
Without Senior guarantees or counter-guarantees	4,994	256

Subtotal Consumer	2,899,951	1,574,423

Total	6,987,048	4,077,031

Note: Notes 1 through 4 to the consolidated financial statements are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.
Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006
(Translation of financial statements originally issued in Spanish — See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A.

Banco Macro S.A.’s shares have been publicly listed on the Buenos Aires Stock Exchange since November 1994 (see also note 9).

As from 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banks.

On December 19, 2001, Banco Macro S.A. entered into an agreement to acquire 59.58% of the capital stock and 76.17% of the voting rights in Banco Bansud S.A. The acquisition was effective January 4, 2002, once it was approved by the Central Bank of Argentina.

During 2003, the shareholders decided to merge both entities with the strategic purpose of creating a financial institution based throughout Argentina. In December 2003, the merger between Banco Macro S.A. and Banco Bansud S.A. was authorized by the Central Bank of Argentina, and the Bank’s name was changed to Banco Macro Bansud S.A.

On December 22, 2004, Banco Macro Bansud S.A. received the transfer of 100% of the shares in Nuevo Banco Suquía S.A. awarded in the “Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquía S.A. owned by Banco de la Nación Argentina and Fundación BNA (Banco de la Nación Argentina)”.

Since March 24, 2006, Banco Macro Bansud S.A.’s stock is listed on the New York Stock Exchange.

On April 28, 2006, Banco Macro Bansud S.A.’s regular and special shareholders’ meeting approved the amendment to the Bank’s business name to Banco Macro S.A., the registration of which with the IGJ (Argentine business associations’ regulatory agency) was notified to the Bank in August 2006. Therefore, we will refer to it as “Banco Macro S.A.” or “the Bank”.

The Bank currently offers traditional bank products and services to small- and medium-size enterprises and to companies operating in regional economies, as well as to medium- and low-income individuals.

In addition, the Bank performs certain transactions through its subsidiaries, including Nuevo Banco Suquía S.A., Banco del Tucumán S.A. (from May 5, 2006 — see note 2.6.), Nuevo Banco Bisel S.A. (from August 11, 2006 — see note 2.7.), Sud Bank & Trust Corporate Limited (an entity organized and existing under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa (formerly Sud Valores S.A. Sociedad de Bolsa), Sud Inversiones & Análisis S.A., Macro Fondos S.G.F.C.I. S.A. (formerly Sud Valores S.G.F.C.I. S.A.), Macro Valores S.A. and Red Innova Administración de Fondos de Inversión (from September 13, 2006 — see note 2.8.).

2.	BANK OPERATIONS

2.1. Special-relationship agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years as from January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

On November 25, 1999, the Bank and the Misiones Provincial Government entered into a special-relationship extension agreement, whereby the term of the agreement was extended through December 31, 2007, and the prices of the services to be rendered over such period were set. In addition, the Bank was given the option to extend the agreement for two additional years, i.e. through December 31, 2009.

As of September 30, 2006, the deposits held by the Government of the Province of Misiones with the Bank amounted to 325,240 (including 29,949 related to court deposits).

2.2. Special-relationship agreement with the Salta Provincial Government

The Bank entered into a special-relationship agreement to act for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent and the mandatory treasury-manager for all the Province’s payments, deposits and collections.

In addition, on February 22, 2005, the Salta Province Ministry of Treasury and Public Works approved the addenda to the special-relationship agreement mentioned above, which extended the term of this special-relationship agreement, and its exhibits, extension and additional agreements for the term of ten years as from the end of the term mentioned in the preceding paragraph. Such term expires on March 1, 2016.

As of September 30, 2006, the deposits held by the Government of the Province of Salta with the Bank amounted to 302,946 (including 51,179 related to court deposits).

2.3. Special-relationship agreement with the Jujuy Provincial Government

The Bank will be the Provincial Government’s exclusive financial agent and the mandatory treasury-manager for all the Province’s deposits and collections for a term of ten years as from January 12, 1998.

During 2005, such special-relationship agreement was extended until November 4, 2014.

As of September 30, 2006, the deposits held by the Government of the Province of Jujuy with the Bank amounted to 281,603 (including 30,651 related to court deposits).

2.4. Uniones Transitorias de Empresas (joint ventures)

a) Banco Macro S.A. (see note 1) — Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. (in which each holds 50% equity interest), whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of September 30, 2006, and December 31, 2005, the net assets of such joint venture recorded in the Bank’s financial statements through the equity method amounted to 3,599 and 2,424, respectively.

Also, as of September 30, 2006, and 2005, the net income related to the Bank’s interest in such joint venture amounted to 5,913 and 3,341, respectively.

b) Banco Macro Bansud S.A. (see note 1) — Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A — Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

As of September 30, 2006, and December 31, 2005, the net assets of such joint venture recorded in the Bank’s financial statements using the equity method amounted to 1,150 and 1,153, respectively.

As of September 30, 2006, the loss recorded by the Bank for its interest in such UTE amounts to 9.

2.5. Banco Empresario de Tucumán Cooperativo Limitado

On November 11, 2005, through Resolution No. 345, the Central Bank’s Board of Governors notified the Bank of the authorization to transfer certain excluded assets and liabilities of Banco Empresario de Tucumán Cooperativo Limitado under the provisions of section 35 bis (II), Financial Institutions Law.

Therefore, with respect to such transaction, the Bank recorded assets and liabilities amounting to 101,787 and 158,287, respectively, which were offset with a 56,500 contribution made by Seguro de Depósitos S.A. (SEDESA). Consequently, such transaction did not have any significant effects on the Bank’s shareholders’ equity.

2.6. Banco del Tucumán S.A.

Pursuant to the Bank’s strategy, Banco del Tucumán S.A. was acquired in the current fiscal year, thus increasing the Bank’s presence in the interior of Argentina.

On November 24, 2005, the Bank signed a stock purchase agreement with Banco Comafi S.A. for 75% of the capital stock and voting rights of Banco del Tucumán S.A.

On March 6, 2006, the Central Bank’s Board of Governors issued Resolution No. 50, whereby, among other issues, it resolved that: (i) it had no objections to the transfer of shares representing 75% of Banco del Tucumán S.A.’s capital stock to the Bank, (ii) it authorized the Bank to own 75% of the capital stock of Banco del Tucumán S.A., and (iii) it had not objections to certain Bank’s Directors also holding the office of Directors of Banco del Tucumán S.A.

On April 7, 2006, the Technical Coordination Department of the Economy and Production Ministry, in agreement with the opinion issued by the CNDC (anti-trust authorities) on March 23, 2006, authorized the Bank to acquire 75% of the capital stock of Banco del Tucumán S.A.

On May 5, 2006, the Bank perfected the acquisition of 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.

According to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel de Tucumán.

The Bank paid 45,961 in cash for the acquisition.  In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered in the ten years following the date of the above mentioned agreement related to consumer loan portfolio currently fully provisioned. As of the date of acquisition, such liabilities amounted to about 1,662. Consequently, the total acquisition price amounted to 47,623.

As of the date of acquisition (May 5, 2006), assets and liabilities amounted to 700,612 and 660,547, respectively; therefore, shareholders’ equity amounted to 40,065.

Therefore, the Bank booked a positive goodwill amounting to 17,574, which arises from the difference between the total acquisition price (47,623) and 75% of Banco del Tucumán S.A.’s shareholders’ equity as of such date (30,049), which will be amortized in ten years pursuant to Central Bank standards.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

In addition, during September 2006, Banco Macro S.A. acquired Class “C” shares of Banco del Tucumán S.A. representing 4.18% of capital stock, which gave rise to an additional positive goodwill amounting to 584.

As of the date of the issuance of these financial statements, the Bank acquired an additional 0.52% of Banco del Tucumán S.A.’s capital stock, through new acquisitions of Class “C” shares. Thus, the total shareholding as of such date amounted to 79.70%.

2.7. Nuevo Banco Bisel S.A.

On April 28, 2006, the Evaluation Committee for the “Second Public Call for Bids for the sale of shares held in Nuevo Banco Bisel S.A. owned by Banco de la Nación Argentina and Fundación BNA” resolved the preliminary award of the bid in favor of the Bank and Nuevo Banco Suquía S.A., under the terms of the Preferred Bid submitted by such institutions.

The related stock purchase agreement was entered into on May 9, 2006, whereby the Bank and Nuevo Banco Suquía S.A. acquired 77% and 23% of voting common shares for 11,550 and 3,450, respectively.

On August 3, 2006, the Central Bank’s Board of Governors issued Resolution No. 175, whereby, among other issues, it resolved: (i) not to make any objections to the transfer of shares of common stock representing 100% of the capital stock of Nuevo Banco Bisel S.A. in favor of the Bank and Nuevo Banco Suquía S.A. or the 830,000 capital increase paid in by the two of them under the terms of the agreement signed on May 9, 2006; (ii) to authorize the Bank and Nuevo Banco Suquía S.A. to be the owners of 71.40% and 21.33%, respectively, of the capital stock of Nuevo Banco Bisel S.A.; (iii) to make the stipulations previously mentioned in points (i) and (ii) conditional -before the actual transfer of its shares of common stock- on Nuevo Banco Bisel S.A.’s regularization of all the adjustments agreed by such bank and Banco de la Nación Argentina included in point 3.2.4.4. of the bidding terms and conditions of the so-called “Second Public Call for Bids for the sale of shares of common stock held in Nuevo Banco Bisel S.A. owned by Banco de la Nación Argentina and Fundación Banco de la Nación Argentina”; (iv) to decide that Nuevo Banco Bisel S.A. no longer falls under the grounds of section 35 bis (L), Financial Institutions Law, upon evidencing the Bank’s capitalization under the terms agreed by the Bank and Nuevo Banco Suquía S.A., to the satisfaction of the SEFyC (Financial and Foreign-Exchange Institutions Superintendency, a department of the Central Bank); (v) allow certain directors of the Bank and Nuevo Banco Suquía S.A. to perform as directors of Nuevo Banco Bisel S.A.

As of the date of acquisition, assets and liabilities amounted to 1,824,644 and 1,804,534, respectively; therefore, shareholders’ equity amounted to 20,110.

On August 11, 2006, the Bank and Nuevo Banco Suquía S.A. increased the capital stock in Nuevo Banco Bisel S.A., pursuant to the Bidding Process Terms and Conditions and the related offers, paying in capital in the amounts of 639,100 and 190,900 in cash, respectively, thus taking control of such bank as from such date.

In addition, on August 30, 2005, Nuevo Banco Bisel S.A. and SEDESA, as trustee of the Deposit Guarantee Fund, signed an agreement for the subscription of preferred shares issued by Nuevo Banco Bisel S.A. In such occasion, SEDESA subscribed 66,240,000 preferred shares with a face value of Ps. 1 each, without voting rights, with a first issuance premium for the same amount and an equity preference that consisted in the right to a fixed cumulative annual dividend of 1% over the face value of preferred shares.

Based on certain regulations issued by the Managing Committee of the Deposit Guarantee Fund, regarding the sale of Nuevo Banco de Bisel S.A., on August 11, 2006, the Bank and Nuevo Banco Suquía S.A., as purchasers of Nuevo Banco Bisel S.A., and SEDESA entered into a put and call options agreement regarding the preferred shares of Nuevo Banco Bisel S.A. Until maturity of a fifteen-year term as from taking possession of the bank (August 11,

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

2006), Banco Macro S.A. and/or Nuevo Banco Suquía S.A., either individually or jointly, through the call option, will be entitled to acquire the preferred shares of Nuevo Banco Bisel S.A.. These preferred shares shall be paid upon maturity of such option term at their face value plus an annual 4% interest to be capitalized annually as from taking possession. In addition, such call option may be exercised by the purchasers (either individually or jointly) at any time as from taking possession.

In addition, through the put option, SEDESA will be entitled to sell to Banco Macro S.A. and/or Nuevo Banco Suquía S.A. (jointly and severally liable) the preferred shares that it owns in Nuevo Banco Bisel S.A. Such put option shall only be exercised by SEDESA after the term of fifteen years as from issuance of the preferred shares (August 26, 2005).

As a result of the acquisition, the Bank and its subsidiary, Nuevo Banco Suquía S.A., booked a total positive goodwill, included in consolidated financial statements, amounting to 66,042 (50,852 and 15,190, respectively), which arises from the difference between the total price paid (19,509) for the total shares of common stock of Nuevo Banco Bisel S.A. and the negative shareholders’ equity of such bank as of the acquisition date (-46,533), corrected through the deduction of SEDESA’s preferred shares as of such date (66,643). Such positive goodwill will be amortized in ten years pursuant to Central Bank standards.

On September 4, 2006, the Domestic Trade Department of the Ministry of Economy and Production, following the same terms of the opinion issued by the Federal Anti-Trust Board on August 11, 2006, authorized the Bank and Nuevo Banco Suquía S.A. to acquire 92.73% of the capital stock of Nuevo Banco Bisel S.A., with both banks’ commitment to selling Nuevo Banco Bisel S.A.’s affiliate located at Capitán Bermúdez, Province of Santa Fe, within one year as from issuance of such authorization.

2.8. Red Innova Administradora de Fondos de Inversión S.A.

Following with the Bank’s strategy to enter the financial trusts area in the Uruguayan market, during the current fiscal year, a company established in Uruguay called Red Innova Administradora de Fondos de Inversión S.A. (Red Innova) was acquired.

On September 13, 2006, an agreement was signed to purchase Red Innova’s shares, whereby the Bank acquired shares representing 51% of capital stock and voting rights through the payment of USD 75,000, as well as the commitment to pay to sellers an amount equal to 51% of certain expenses incurred by the Company, which shall not exceed USD 54,242.

In addition, on such date, the Bank made a capital contribution of USD 83,555 to allow Red Innova to post the guarantee required by the Central Bank of Uruguay to operate as financial trustee.

On September 20, 2006, Red Innova obtained the authorization from the Central Bank of Uruguay to operate financial trusts.

As of August 31, 2006, assets and liabilities, before the capital increase previously mentioned, amounted to 246 and 10, respectively; therefore, shareholders’ equity amounted to 236 (unaudited figures).

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with the accounting standards set by the Central Bank of Argentina.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, as well as the disclosure thereof, as of each date of accounting information filing.

Bank records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1. Comparative information

Under Central Bank Communiqué “A” 4,265, the Balance Sheet as of September 30, 2006, is presented comparatively with information as of last year end, while the Statements of Income, Changes in Shareholders’ Equity and Cash Flows for the nine-month period ended September 30, 2006, are presented comparatively with those for the same period of the prior fiscal year.

3.2. Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003 (see note 5.1.e)).

3.3. Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of September 30, 2006, and December 31, 2005, were:

a) Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at the Central Bank benchmark US dollar exchange rate effective as of the close of business of the last business day of each period and year end, respectively. Additionally, the assets and liabilities denominated in other foreign currencies were translated at the exchange rate reported by Central Bank’s trading room. Foreign exchange differences were charged to income as of those dates.

b) Government and private securities:

b.1) Government securities:

•	Listed:

i. Holdings in investment accounts — Compensation received from the Federal Government: including Argentine Government Bonds in pesos maturing in 2007 (received as a result of the transfer of certain excluded assets and liabilities from Banco Empresario de Tucumán

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Cooperativo Limitado, as described in note 2.5) and Argentine Government Bonds in US dollars at LIBOR maturing in 2012 (received as compensation), which as of December 31, 2005, are valued at face value plus interest accrued according to issuance conditions, translated into pesos, where applicable, following the method described in note 3.3.a), as established in Central Bank Communiqué “A” 3,785.

ii. Holdings for trading or intermediation transactions: they were valued at the quoted price of each security effective at the last period or fiscal year business day, respectively (net of necessary estimated sale expenses). Differences in quoted market values were recorded in the income statement as of those dates.

•	Unlisted:

Secured Bonds under Presidential Decree No. 1,579/02 and bonds issued by the Municipality of Bahía Blanca at 13.75%, secured by municipal resources: as of December 31, 2005, they were valued as established by Central Bank Communiqué “A” 3,911, as supplemented, as explained in note 3.3.c).

•	Instruments issued by the Central Bank:

i. Listed — LEBAC (Central Bank bills) — Managed portfolio and under repo transactions: they were valued at the quoted price of each security effective at the last period or fiscal year business day, respectively. Differences in quoted market values were recorded in the income statement as of those dates.

ii. Unlisted — LEBAC (Central Bank bills) — Managed portfolio: they were valued as provided by Central Bank Communiqué “A” 4,414, i.e. at their cost value increased by their internal rate of return.

iii. Listed — NOBAC (Central Bank notes) — Managed portfolio and under repo transactions: they were valued at the quoted price of each security effective at the last period or fiscal year business day, respectively. Differences in quoted market values were recorded in the income statement as of those dates.

b.2) Private securities:

i. Corporate bonds, financial trust debt securities, and shares: they were valued at the quoted price of each security effective at the last period or fiscal year business day, respectively (net of estimated sale expenses). Differences in quoted market values were recorded in the income statement as of those dates.

ii. Certificates of participation in financial trusts: as of December 31, 2005, the holdings in Macropersonal V were valued according to their acquisition cost, plus income accrued until such date. In addition, the required allowances were recorded in accordance with Central Bank Communiqué “A” 2,729, as supplemented. Such net value does not exceed that arising from the shareholders’ equity of the related trust’s financial statements, considering the Bank’s holdings.

c) Assets included in the provisions of Central Bank Communiqué “A” 3,911, as supplemented:

They include:  (i) Guaranteed Loans under Presidential Decree No. 1,387/01; (ii) assistance granted to the non-financial provincial government sector; and (iii) other assistance granted to the non-financial government sector and, in addition, as of December 31, 2005, they include Secured Bonds

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

under Presidential Decree No. 1,579/02 and bonds issued by the Municipality of Bahía Blanca at 13.75%, secured by municipal resources.

The assets mentioned in the previous paragraphs were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the income statement and the offsetting credit is recorded in the asset account.

The amounts recorded in the asset offset accounts are adjusted every month based on the values calculated according to Communiqué “A” 3,911.

For purposes of determination of the present value, in the case of instruments in pesos which include indexation clauses the cash flows according to the contractual conditions fixed in each case for the financial assistance described above (contemplating, if applicable, the accumulated CER, benchmark stabilization coefficient, by month-end) were discounted at the interest rates that were established in the schedule included in point 2 of such communiqué (4.73% for the period ended September 30, 2006, and 4.00% for the fiscal year ended December 31, 2005). Such calculations were made following specific guidelines established in such communiqué (present value rate, effects determined for the aggregate securities and guaranteed loans, among others).

In the case of instruments denominated in Argentine pesos and not comprising adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values. Consequently, as of September 30, 2006, and December 31, 2005, the interest rates used for the discount were 5.22% and 4.50%, respectively.

d) Loans and Other Assets receivable from the Non-financial Government Sector:

They were valued as established by Central Bank Communiqué “A” 3,911, as supplemented, as explained in note 3.3.c).

e) Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Interest accrued until the interruption is deemed part of the amount receivable upon determining the allowances for such loans. Afterwards, interest is only recognized based on collections, once the amount receivable due to interest previously accrued is settled.

f) CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

f.1) Guaranteed Loans: as explained in note 3.3.c).

f.2) Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

would be considered prepayments. As from February 3, 2002, principal was indexed by the CER through period end and year end, where applicable.

f.3) Deposits and other assets and liabilities: CER was applied until the period and year end, respectively.

g) Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank’s credit portfolio, which results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented.

When loans covered by specific provisions are settled or generate a reversal of the provisions recorded in the current year, and in cases where the provisions recorded in prior years exceed what is considered necessary, the excess provision is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts — Receivables classified as irrecoverable” are charged directly to income.

The Bank assesses the credit risk related to possible commitments, based on which the appropriate amount of allowances to be recorded is determined. The allowances related to amounts recorded in memorandum accounts — possible commitments are included under “Provisions”.

h) Loans and deposits of government securities:

They were valued at each security effective quoted price as of the last period and fiscal year business day, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the income statement as of those dates.

i) Other receivables from financial intermediation and Other liabilities from financial intermediation:

i.1) Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

The amounts payable for spot and forward purchases pending settlement and the amounts receivable from spot and forward sales pending settlement were valued based on the prices agreed upon for each transaction, plus related premiums accrued through period and fiscal year end, respectively.

i.2) Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

They were valued at the effective quoted prices for each of them as of the last period and fiscal year business day, respectively. Differences in quoted market values were recorded in the income statement as of those dates.

i.3) Debt securities and certificates of participation in financial trusts:

i. Debt securities: they were valued as provided by Central Bank Communiqué “A” 4,414, i.e. at their cost value increased exponentially by their internal rate of return.

ii. Certificates of participation: they were valued at face value increased, as the case may be, by interest accrued and CER until the last period and fiscal year business day, respectively.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The amounts recorded in the Bank’s consolidated financial statements with its subsidiaries for certificates of participation and debt securities held in financial trusts, net of allowances, amounted to:

Financial Trust	09/30/2006	12/31/2005

Tucumán(a)	71,326	63,269
BG(b)	61,407	82,357
Luján(a)	43,530	42,571
Consubono(c)	43,521
TST & AF(a)(d)	33,113	32,336
Tarjeta Shopping(c)	21,503	8,707
San Isidro(a)	16,782	16,782
Onext(a)	16,292	16,648
Garbarino(c)	11,878
Godoy Cruz(c)	10,721
Confibono(c)	10,130	2,825
Tarjeta Privada(c)		16,783
Puerto Madero(a)		12,733
Other(e)	62,644	3,515

Total	402,847	298,526

(a)	See note 4 to the consolidated financial statements.

(b)	On December 20, 2005, Banco Galicia y Buenos Aires S.A., in its capacity as trustor, entered into an agreement with Equity Trust Company (Argentina) S.A., in its capacity as trustee, whereby the BG trust was created. Such trust’s purpose is to collect certain receivables transferred by the trustor and, with the related proceeds, settle payables and certificates of participation issued.

(c)	Related to provisional certificates of participation in the different series of financial trusts entered into by the Bank under underwriting agreement. Through those agreements, the Bank prepays the price for the placement of provisional certificates to the trustor. Once final certificates are issued and placed in the market, the Bank recovers the reimbursements plus the amount equal to the rate agreed upon.

(d)	Related to holdings booked by the subsidiary Sud Bank and Trust Co. Ltd.

(e)	Including holdings held by the subsidiaries Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. for an amount of 6,528 and 34,236, respectively.

i.4) Unlisted corporate bonds:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by Central Bank Communiqué “A” 4,414 and supplementary regulations.

j) Assets subject to financial leases:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets; less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

k) Equity interests in other companies:

k.1) In controlled financial institutions, supplementary activities and authorized subsidiaries: they were valued by the equity method.

k.2) In non-controlled financial institutions, supplementary and authorized activities:

i. In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii. In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1 to the consolidated financial statements.

k.3) In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

l) Other receivables — Federal Government Bonds receivable:

As of December 31, 2005, the Bank carried in assets vested subscription rights to Federal Government Bonds denominated in US dollars, LIBOR 2013, for an amount of 5,193.

Such subscription rights were valued considering the quoted prices of the securities of reference as of those dates.

m) Bank premises and equipment and other assets:

They were valued at their acquisition or cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

n) Intangible assets:

n.1) Goodwill and organization and development expenses (except differences due to court orders — Nondeductible for the determination of the computable equity): they were valued at their addition cost, restated as explained in note 3.2., less the related accumulated amortization, calculated in proportion to their estimated months of useful life.

n.2) Differences due to court orders (amparos) — Nondeductible for the determination of the computable equity: as of September 30, 2006, and as of December 31, 2005, the “Intangible Assets — Organization and development expenses” account includes 36,435 (net of amortization for 43,673) and 42,632 (net of amortization for 32,013), respectively. These assets represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the constitutional rights protection actions and the amount recorded under Central Bank standards effective upon the payment date (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 such account started to be amortized over 60 monthly installments.

o) Valuation of derivatives:

o.1) Put options taken: as of September 30, 2006, and December 31, 2005, the Bank recognized in memorandum accounts representative amounts for the put options on senior and junior trust debt securities related to “BG” financial trust. In addition, as of December 31, 2005, the Bank booked the

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

amounts related to options on Argentine Government Bonds in US dollars maturing in 2013, as well as certificates of participation in “Luján” financial trust. Such options were valued at the agreed-upon exercise price.

o.2) Put options sold: the Bank recorded in memorandum accounts the amounts representing contingent obligations under put options sold on the Federal Government Bond coupons established in Presidential Decrees No. 905/02 and 1836/02, as supplemented, whose holders have requested such option. Such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued the last business day of each period and year end, respectively.

o.3) Call options sold: as of September 30, 2006, and December 31, 2005, the Bank recognized under memorandum accounts the amounts of contingent obligations it has assumed as a result of the call options sold regarding senior and junior trust debt securities related to “BG” financial trust. In addition, as of December 31, 2005, amounts were recognized for certificates of participation in “Luján” financial trust. Such options were valued at the agreed-upon exercise price since, as of such dates, the securities traded had no habitual and representative listed price.

o.4) Call options purchased and put options sold: as explained in note 2.7., the Bank and Nuevo Banco Suquía S.A., as purchasers of Nuevo Banco Bisel S.A., and SEDESA entered into a put and call options agreement regarding the preferred shares of Nuevo Banco Bisel S.A. As of September 30, 2006, such options were valued at the agreed-upon exercise price, according to such agreement.

o.5) Forward transactions offset: the forward purchases and sales of foreign currency, without delivery of the underlying asset traded, were valued at the quoted prices of such asset, effective at the last period or fiscal year business day, respectively. Differences in quoted market values were recorded in the income statement as of those dates.

p) Severance payments:

The Bank charges these payments directly to income.

q) Provisions included in liabilities:

The acquisition of Banco Bansud S.A. by the Bank gave rise to negative goodwill of 365,560, which is the effect of the difference between the purchase price and the interest valued by the equity method.

On July 24, 2003, the Central Bank issued Communiqué “A” 3,984, which established the methods for disclosure and amortization of negative goodwill, as well as the treatment thereof in the merger process. Such amortization methods depend on the reasons, which originated such negative goodwill and are summarized below:

•	For differences between book and fair values of government securities and Guaranted Loans over the period of convergence of these values.

•	For differences between book and fair values of the loan portfolio — over their effective terms.

•	For expected future losses, upon occurrence thereof.

•	For differences between book and fair values of non-monetary assets, during the depreciation term of these assets.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The amount amortized for a fiscal year may not exceed the one that should have been appropriate if it had been amortized on a straight-line basis over 60 months.

Therefore, if these conditions are met, such goodwill will continue to be amortized.

As of September 30, 2006, and December 31, 2005, the referred goodwill is disclosed in the “Provisions” account in liabilities in the aggregate amounts of 18,278 and 73,112, respectively, net of accumulated amortization. Therefore, as of September 30, 2006, the Bank amortized such goodwill, charging it to “Other Income — Recovered loans and allowances reversed” in the amount of 54,834, and applying proportionally the cap of 20% per annum established in such communiqué.

In addition, as of such dates, the “Provisions” account in the Bank’s consolidated financial statements includes a negative goodwill in the amount of 483 related to the acquisition of Nuevo Banco Suquía S.A., from the difference between the purchase price and the book value of the net assets acquired applying Central Bank’s rules.

In addition, the Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. The Bank records liabilities whenever it is probable that future costs will be incurred and whenever such costs may be fairly estimated.

r) Shareholders’ equity accounts:

They are restated as explained in note 3.2., except for the “Capital Stock” account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2. was included in the “Adjustments to Shareholders’ Equity” account.

s) Statement-of-income accounts:

s.1) The accounts comprising monetary transactions occurred in the nine-month periods ended September 30, 2006, and 2005, (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

s.2) Accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

s.3) The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of September 30, 2006, the Bank estimated that accrued income tax amounted to 45,000 and, hence, no minimum presumed income tax should be assessed.

In addition, as of September 30, 2006, the Bank made income tax prepayments for 5,862 for the current tax year, which were recorded in the “Other receivables” account.

As of September 30, 2006, and December 31, 2005, the Bank capitalized 24,372 and 42,723, respectively, for minimum presumed income tax credit. Such credit is deemed an asset because the Bank estimated that it will be used within 10 years, the term permitted by Central Bank Communiqué “A” 4,295 and supplementary regulations.

The following is a detail of such tax credit, indicating the year of origin and the estimated year to use it:

	Tax Credit	Estimated
Year of Origin	Capitalized	Year of Use

2002	5,958	2006
2003	8,480	2006
2004	9,934	2006/2007

Total	24,372

For its part, the subsidiary bank Nuevo Banco Suquía S.A., did not accrue income tax as of September 30, 2006, and December 31, 2005, because it carried NOLs. As of September 30, 2006, the tax NOL (net of the estimated absorption of the tax for the period) amounted to about 137,016. In addition, as of such dates, the accumulated minimum presumed income tax capitalized in the “Other receivables” account amounted to 16,578 and 10,813, respectively (the maximum estimated year of use of which is 2009). In addition, Nuevo Banco Suquía S.A. accrued minimum presumed income tax for an amount of 4,808, out of which it prepaid 2,076.

As of September 30, 2006, Banco del Tucumán S.A. did not accrue income tax because it carried a NOL as of such date (net of the estimated absorption of the tax for the period). In addition, such bank capitalized an amount of 5,398 for minimum presumed income tax (the maximum estimated year of use of which is 2008) and minimum presumed income tax prepayments for 2006, amounting to 1,338.

As of September 30, 2006, Nuevo Banco Bisel S.A. did not accrue income tax because it carried a NOL as of such date, amounting to about 370,496 (including the NOL for the period). In addition, such bank capitalized an amount of 13,873 for minimum presumed income tax and minimum presumed income tax prepayments for 2006, amounting to 1,387. Such assets are reserved.

Administrative proceedings followed by the AFIP (Federal Public Revenue Agency) and other agencies with regards to the taxability of income from the conversion into pesos and the CER application for Guaranted Loans have resulted in different interpretations.

On August 14, 2006, the Federal Executive issued Presidential Decree No. 1,035/06, published in the Official Bulletin on August 16, 2006, which defined such treatment. Such presidential decree provides the option to account for such results under the accrued and due and payable method (devengado exigible). Although the regulations are pending, during the current quarter, the Bank and its subsidiaries accrued in the income tax the effects deriving from the conversion into pesos and the CER application for Guaranteed Loans.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

5.	DIFFERENCES BETWEEN CENTRAL BANK STANDARDS AND THE APPLICABLE PROFESSIONAL ACCOUNTING STANDARDS

In August 2005, the CPCECABA (Buenos Aires City Professional Council in Economic Sciences) approved Resolution CD No 93/05, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement reached with the FACPCE (Argentine Federation of Professional Council in Economic Sciences) to unify Argentine professional accounting standards. Such changes involve the adoption of the technical resolutions and interpretations issued by the FACPCE’s governing board through April 1, 2005. Such resolution became generally effective in Buenos Aires City for fiscal years beginning as from January 1, 2006, and it provides transition rules that defer the effective term of certain changes to the years beginning as from January 1, 2008.

Such professional accounting standards differ from Central Bank accounting standards in certain valuation and disclosure aspects. The differences between those standards, which the Bank has identified and deemed significant with respect to the accompanying financial statements (based on the quantification thereof or any other estimate made, whenever the quantification was not possible) are the following:

5.1. Valuation standards

a) Holdings of government securities and loans to the non-financial government sector: they are valued in accordance with regulations and standards issued by the Argentine Government and the Central Bank of Argentina. In particular, Central Bank Communiqué “A” 3,911, as supplemented, establishes present value methods by applying regulated discount rates, technical values and undiscounted cash flows, as detailed in notes 3.3.b.1) and 3.3.d). Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the non-financial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

The Bank’s particular situation is as follows:

Government securities:

1) Holdings in investment accounts: as of December 31, 2005, the Bank recorded in “Government securities — Holdings in investment accounts” and “Other receivables from financial intermediation — Securities and foreign currency to be received for spot and forward purchases pending settlement” the securities received for the compensation established by Presidential Decree No. 905/02 in the aggregate amount of 187,660. According to professional accounting standards, such assets should be stated at market value. As of such date, the quoted price of the securities received in compensation amounted to 167,284.

During the current fiscal year, the Bank valued the government securities received pursuant to the abovementioned compensation at their quoted prices. The difference between the quoted prices and the book figures of such holdings at the end of 2005 fiscal year should have been charged against an adjustment to prior-year income.

2) Unlisted: as of December 31, 2005, the Bank recorded in “Unlisted government securities” at stand-alone and consolidated levels, 36,434 and 199,070, respectively, related to Argentine Government secured bonds deriving from the exchange set forth by Presidential Decree No. 1,579/2002 and other unlisted Government securities held. According to professional accounting standards, such assets should be stated at market value. As of such date, the quoted price of those bonds amounted to 34,433 and 189,845, respectively.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

During the current fiscal year, the Bank valued the securities received from such exchange at their quoted prices, as established in Central Bank Communiqué “A” 4,084. The difference between the quoted prices and the book values of such holdings at the end of 2005 fiscal year should have been charged against an adjustment to prior-year income.

In the cases mentioned in points a)1) and a)2), the Bank valued such securities at their quoted prices mainly because such holdings have been earmarked for covering the settlement of net liabilities in the same securities.

Loans to the non-financial government sector:

3) Guaranteed Loans: as of September 30, 2006, and December 31, 2005, the Bank charged Argentine Government Guaranteed Loans deriving from the exchange set forth by Presidential Decree No. 1,387/01 under “Loans to the non-financial government sector” for a total net amount at stand-alone level of 376,128 and 399,266, respectively, and 780,050 and 641,801, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the value of these instruments as of such dates amounted to 356,849 and 394,678, at stand-alone level, respectively, and 742,386 and 635,477, at consolidated level, respectively.

b) Intangible assets: as of September 30, 2006, and December 31, 2005, the Bank had capitalized under “Intangible Assets” amounts of 36,435 and 42,632, at stand-alone level, respectively, and 49,926 and 42,632 in consolidated financial statements, respectively, net of the related amortization, reflecting the exchange differences resulting from complying with court-ordered precautionary measures that obliged the Bank and its subsidiaries to reimburse in original currency certain deposits that had been switched into pesos, after deducting the amortization that the Bank records on a systematic basis in compliance with Central Bank Communiqué “A” 3,916. This accounting treatment differs from the valuation methods established by professional accounting standards, which require such assets to be recorded to their recoverable value. As of the date of the accompanying financial statements, the existing evidence does not support that the book value of such asset is fully or partially recoverable.

c) Income tax: The Bank and its subsidiaries assess income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income for the years in which such differences are reversed, considering the possibility of using net operating losses (NOLs) in the future. As of the issuance date of the accompanying financial statements, the quantification of the effects resulting from the deferred tax method application to recognize income tax charges for the current period has not been concluded. However, Bank Management and its tax advisors estimate that they may be significant.

d) As mentioned in note 3.3.q), the acquisition of Banco Bansud S.A. by the Bank gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the purchase price and the interest valued by the equity method in the books of the acquirer, in accordance with Central Bank’s accounting standards. Later, as mentioned in the referred note, as a result of the issuance of Central Bank Communiqué “A” 3,984, the Bank retroactively applied the valuation and disclosure standards established in such communiqué and reversed to date 95% of the aggregate amount of such goodwill (the maximum amortization allowed per annum is 20%). The abovementioned goodwill gave rise to gains on inflation exposure through February 28, 2003.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

In addition, the acquisition of Nuevo Banco Suquía S.A. by the Bank resulted in the original booking of negative goodwill amounting to 483, which is the effect of the difference between the purchase price and the book value of the net asset under Central Bank accounting standards.

Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the purchase price is lower than the fair value of the related identifiable assets, any unallocated differences between the price and such fair value shall be either considered as a gain for the period or deferred (as negative goodwill) and subsequently amortized, as appropriate, on the basis of the specific circumstances of the transaction that originated such differences.

In addition, as detailed in notes 2.6. and 2.7., the acquisition of Banco del Tucumán S.A. by Banco Macro S.A. and the acquisition of Nuevo Banco Bisel S.A. by Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, gave rise to recording the related positive goodwill of 18,158 and 66,042 (50,852 by the Bank and 15,190 by Nuevo Banco Suquía S.A., in the case of the positive goodwill deriving from the acquisition of Nuevo Banco Bisel S.A.), respectively, resulting from the difference between the purchase price of each investment and the book value of the underlying equity acquired. Based on Central Bank standards, the Bank and Nuevo Banco Suquía S.A. amortize such positive goodwills through the straight-line method based on an estimate ten-year useful life.

Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the purchase price is higher than the fair value of the related identifiable net assets, a positive goodwill will be recognized and it will be (i) amortized systematically throughout the estimated useful life and (ii) compared to its recoverable value as of each year end.

e) The Bank and its subsidiaries have not recognized the effects of changes in the peso purchasing power occurred from March 1 through October 1, 2003; such recognition is required by Argentine professional accounting standards. Had the effects of the changes in the purchasing power of the Argentine peso been recognized as mentioned above, the shareholders’ equity as of September 30, 2006, and December 31, 2005, would have decreased by about 5,723 and 6,150, respectively, while results of operations for the periods ended September 30, 2006, and 2005, would not have varied significantly.

5.2. Disclosure aspects

a) The Bank has not presented a statement of cash flows broken down into operating, investing, and financing activities, or disclosing interest, dividends, or taxes for the amounts actually collected or paid.

b) The Bank has not presented the information on earnings per share, certain information about related parties or other reporting requirements for non-banking institutions.

c) The Bank has recorded under “Intangible assets” receivables related to compliance with court-orders issued with respect to constitutional actions for the enforcement of rights. According to professional accounting standards and in the understanding that the payments made are recoverable, such amounts should have been allocated to “Other receivables”.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

6.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

	09/30/2006	12/31/2005

6.1) Loans — Other
Other loans	653,247	482,024
Government securities	25,176	68,974
Receivables secured by notes	2,416	791

	680,839	551,789

6.2) Other receivables from financial intermediation — Other not covered by debtor classification regulations
Certificates of participation in financial trusts	205,473	142,544
Financial trusts debt securities	124,551	124,700
Unaccrued premiums on repurchase agreements	2,769	7,614

	332,793	274,858

6.3) Other receivables — Other
Sundry receivables	49,680	48,044
Advance payments	15,392	14,517
Security deposits	14,033	9,379
Tax prepayments	12,689	9,763
Federal Government bonds receivable (note 3.3.l))		5,193
Other	280	634

	92,074	87,530

6.4) Deposits — Other
Balances of accounts without movements	74,111	85,330
Special deposits for foreign funds	13,864
Unemployment fund for workers of the building industry	11,066	7,450
Security deposits	1,170	934
Orders payable	378	632
Rescheduled deposits to be swapped for government securities		3,241
Other	32,572	29,626

	133,161	127,213

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	09/30/2006	12/31/2005

6.5) Other liabilities from financial intermediation — Other
Purchase financing payables	28,499	24,144
Collections and other transactions on account and behalf of others	23,647	19,068
Other withholdings and additional withholdings	19,956	15,603
Other payment orders pending settlement	16,004	21,194
Miscellaneous not subject to minimum cash requirements	14,960	10,406
Retirement pension payment orders pending settlement	9,860	4,395
Miscellaneous subject to minimum cash requirements	1,358	1,556
Miscellaneous	15,620	7,198

	129,904	103,564

6.6) Other liabilities — Other
Taxes payable	53,179	37,197
Miscellaneous payables	18,802	15,283
Salaries and payroll taxes payable	5,223	11,266
Prepayment for the sale of assets	3,839	5,297
Withholdings from salaries, to be paid over	1,768	2,840

	82,811	71,883

6.7) Memorandum accounts — Debit-balance accounts — Control — Other
Checks and securities in custody	1,897,882	1,633,884
Managed portfolio	424,678	355,135
Checks to be collected	52,885	58,150
Checks to be debited	42,044	28,930
Other items	83,029	25,500

	2,500,518	2,101,599

6.8) Financial income — Net income from government and private securities
Income from government securities	70,414	63,062
Income from certificates of participation in financial trusts	23,619	12,410
Other	13,103	3,483

	107,136	78,955

6.9) Financial income — Other
Foreign currency exchange difference	15,966	9,315
Income from assets subject to financial lease	14,316	9,375
Premiums from repurchase agreements with the financial sector	10,109	8,986
Interest on loans for export prefinancing and financing	6,483
Premiums from other reverse repurchase agreements	1,286	949
Income from other receivables from financial intermediation		5,698
Other	1,349	730

	49,509	35,053

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	09/30/2006	09/30/2005

6.10) Financial expense — Other
Turnover tax	13,275	6,188
Premiums from repurchase agreements with the financial sector	8,493	6,118
Contribution to the guarantee fund	5,107	4,754
Valuation allowance of loans to the government sector — Central Bank Communiqué “A” 3,911	3,112	11,224
Other	746	166

	30,733	28,450

6.11) Service-charge income — Other
Debit and credit card income	27,843	20,199
Rental of safe deposit boxes	2,548	2,143
Other items	13,358	9,937

	43,749	32,279

6.12) Service-charge expenses — Other
Debit and credit card expense	13,121	7,862
Turnover tax	6,548	5,285
Other	5,001	3,230

	24,670	16,377

6.13) Administrative expenses — Other operating expenses
P&E depreciation	14,139	11,261
Maintenance, conservation and repair expenses	11,734	9,063
Security services	10,242	8,425
Electric power and communications	8,791	7,980
Organization and development expenses amortization	8,107	9,163
Leases and rentals	4,667	3,077
Stationery and office supplies	4,312	4,427
Insurance	2,542	2,374

	64,534	55,770

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	09/30/2006	09/30/2005

6.14) Other income — Other
Gain on transactions or sale of bank premises and equipment and other assets	6,759	3,839
Sale of Guaranteed Loans	4,992	880
Other adjustments and interest on other receivables	1,421	935
Credit cards	1,114	804
Leases and rentals	321	634
Certifications	291	268
Checkbook and statement issuance fees	112	1,935
Tax deferral		1,413
Other	8,152	14,624

	23,162	25,332

6.15) Other expenses — Other
Commissions of the placing agent for the public offering of shares	12,167
Tax on bank account transactions	8,634	6,027
Non-computable VAT credit	6,599	4,870
Shareholders’ personal assets tax	5,507	4,958
Loss on transactions or impairment in value of bank premises and equipment and other assets	2,673	229
Goodwill amortization	2,200	629
Depreciation of miscellaneous assets	1,004	1,280
Donations	810	468
Turnover tax	627	979
Guarantee fund and credit card losses	66	159
Other	7,261	8,852

	47,548	28,451

7.	RESTRICTED ASSETS

As of September 30, 2006, and December 31, 2005, the following Bank’s assets are restricted:

a) Government and private securities:

a.1) Discount Bonds received in the exchange for Consolidation Bonds in Pesos — First Series amounting to 2,397 and 2,242, respectively, assigned to settle payables to the Central Bank and safety-net financing originated in the acquisition of assets and liabilities from former Banco Federal Argentino.

a.2) Secured Bonds under Presidential Decree No. 1,579/02 for 33,878 and 5,872 (face value Ps. 24,400,000), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the “Paso San Francisco” public work, in accordance with the note sent by the Bank on November 5, 2002, BICE’s reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

a.3) GDP-linked securities maturing in 2035 for 507 and 276, respectively, under the provisions of the Prospectus Supplement approved by Presidential Decree No. 1,735/04, which were originally attached to the Discount Bonds issued under the “Offer to exchange eligible Argentine government debt securities”.

a.4) As of September 30, 2006, Central Bank notes (NOBAC) in Argentine pesos adjustable by CER for an amount of 1,651 (for a face value of Ps. 1,600,000), used as security for Rofex transactions.

b) Loans:

Agreements for loans backed by pledges and unsecured loans for 19,037 and 16,208, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises (see note 4.c) to the consolidated financial statements).

c) Other receivables from financial intermediation:

c.1) It includes Central Bank unavailable deposits for 552, as provided by Central Bank Communiqué “A” 1,190. The Bank has recorded allowances covering 100% of this receivable.

c.2) The Bank had special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 76,293 and 66,231, respectively.

c.3) Contributions to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,205 and 10,000, respectively, made by the Bank on December 26, 2005, in its capacity as partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

d) Investments in other companies:

Irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. y Prosopis S.A. in the amount of 450 (150 in each company), under the deferment of federal taxes, subscribed in accordance to the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

e) Other receivables:

e.1) Attachments amounting to 543.

e.2) Credit card transactions for 9,150 and 7,347, respectively.

e.3) Other security deposits for 4,340 and 1,489, respectively.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

8.	TRANSACTIONS WITH COMPANIES FALLING UNDER ARGENTINE BUSINESS ASSOCIATIONS LAW No. 19,550, SECTION 33 (SUBSIDIARIES AND AFFILIATES)

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates according to the provisions of Law No. 19,550 are as follows:

	Nuevo	Nuevo		Sud Bank
	Banco	Banco	Banco del	& Trust
	Suquía	Bisel	Tucumán	Company	Other	September 30,	December 31,
	S.A.	S.A.	S.A.	Limited	Subsidiaries	2006	2005

ASSETS
Cash			22	2,225		2,247	2,582
Loans							27,794
Other receivables from financial intermediation	4	57,553	187,682	143	26,437	271,819	36,939
Other receivables	253	273	253		3,262	4,041	5,144

Total assets	257	57,826	187,957	2,368	29,699	278,107	72,459

LIABILITIES
Deposits	1,017		49	49	1,351	2,466	7,417
Other liabilities from financial intermediation		57,550	150,787	143	2,942	211,422	74,542
Other liabilities		38				38

Total liabilities	1,017	57,588	150,836	192	4,293	213,926	81,959

	Nuevo	Nuevo		Sud Bank
	Banco	Banco	Banco del	& Trust
	Suquía	Bisel	Tucumán	Company	Other	September 30,	December 31,
	S.A.	S.A.	S.A.	Limited	Subsidiaries	2006	2005

MEMORANDUM ACCOUNTS
Debit-balance accounts — Contingent	3,104					3,104	144,202
Debit-balance accounts — Control			536			536
Debit-balance accounts — Derivatives							21,469
Credit-balance accounts — Contingent							1,000
INCOME (LOSS)
Financial income	184	66	4	216	37	507	594
Financial expense	(147)	(267)	(1,972)	(40)	(270)	(2,696)	(2,683)
Service-charge income			9	15	59	83	67
Service-charge expense					(22)	(22)	(30)

Total income (expense)	37	(201)	(1,959)	191	(196)	(2,128)	(2,052)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The receivables/payables and income (loss) from transactions performed with “Other subsidiaries” are as follows:

	Macro
	Securities	Sud	Macro
	S.A.	Inversiones	Fondos	Macro
	Sociedad	& Análisis	S.G.F.C.I.	Valores	September 30,
	De Bolsa	S.A.	S.A.	S.A.	2006

ASSETS
Other receivables from financial intermediation	26,437				26,437
Other receivables				3,262	3,262

Total assets	26,437			3,262	29,699

LIABILITIES
Deposits	698	521	56	76	1,351
Other liabilities from financial intermediation	2,942				2,942

Total liabilities	3,640	521	56	76	4,293

INCOME (LOSS)
Financial income	37				37
Financial expense	(270)				(270)
Service-charge income	54	4		1	59
Service-charge expense	(22)				(22)

Total income (expense)	(201)	4		1	(196)

In addition, the Bank and its subsidiaries have granted loans to related parties. According to the Bank’s policy, loans are required to be granted during the normal course of business under normal market conditions, both with respect to interest and guarantees required. The financing granted to such related parties amounted to 67,906 and 81,170 as of September 30, 2006, and December 31, 2005, respectively (consolidated figures).

As of September 30, 2006, and December 31, 2005, the deposits made by individuals related to the Bank amounted to 142,625 and 219,222, respectively (consolidated figures).

During the fiscal year, trust certificates of participation were sold to a director from Banco Macro S.A., which generated 8,499 income for the Bank.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2006, amounts to 683,943. In addition, since December 31, 2001, the Bank’s capital stock has changed as follows:

— As of December 31, 2001	64,410
— Capital stock increase approved by the Shareholders’ Meeting of May 29, 2002(a)	390,832
— Capital stock increase approved by the Shareholders’ Meeting of July 4, 2003(b)	153,701
— Capital stock increase approved by the Shareholders’ Meeting of September 26, 2005(c)	75,000

As of September 30, 2006	683,943

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

a)	On May 29, 2002, the regular and special shareholders’ meeting of former Banco Bansud S.A. approved a capital increase of 390,832,289 Class “B” shares with a face value of Ps. 1, each one entitled to one vote. During January and February 2003, the former Banco Bansud S.A.’s capital stock increase was subscribed and paid in. Consequently, the majority shareholder, Banco Macro S.A., capitalized 333,242 and the remaining 57,590 was subscribed and paid in by the minority shareholders of the former Banco Bansud S.A.

b)	On July 4, 2003, the regular and special shareholders’ meetings of the former Banco Bansud S.A. approved a capital increase in the amount of 153,700,791 on class B shares of face value of Ps. 1 each, one vote per share and entitled to the payment of dividends as from January 1, 2003, and in the wake of the merger of the former Banco Macro S.A. (see note 1).

c)	On September 26, 2005, the Bank’s regular and special shareholders’ meeting approved a capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On January 6, 2006, the Bank submitted to the U.S. Securities and Exchange Commission (SEC) an application for registration of the abovementioned stock issue. Finally, on March 24, 2006, the Bank’s stock began to be listed on the New York Stock Exchange.

As of September 30, 2006, the capital increase was fully subscribed and paid in.

As of the date of issuance of these financial statements, the 75 million class “B” shares of common stock remain pending registration with the CNV.

As required by CNV General Resolution No. 368/01, we hereby report that the Bank has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Class	Original value		09/30/2006	12/31/2005

Subordinated corporate bonds	USD 83,000,000	a)	53,830	8,554
Subordinated corporate bonds	USD 4,000,000	b)	2,972	3,493

Total			56,802	12,047

a.1)	On February 19, 1996, the Bank’s regular and special shareholders’ meetings authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000, which was carried out on May 31, 1996.

The net funds arising from the placement of the abovementioned corporate bonds were used to repay the loan borrowed from the FFCB (Bank Capitalization Trust Fund), currently the FFRE (Business Enterprise Reconstruction Trust Fund), due to the acquisition of certain assets and liabilities of former Banco Federal Argentino.

On April 16, 2003, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

a.2)	On April 12, 1995, the Bank’s regular shareholders’ meeting approved creating a Global Program for the issuance of simple and unsecured Corporate Bonds, subordinated or not, nonconvertible into shares for up to

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

an aggregate of USD 50,000,000, and it entrusted the Board of Directors with the task of setting the characteristics of the referred bonds (price, form, payment and placement conditions, among others).

On July 20, 1998, the Bank received funds from a loan requested to FFCB for an amount of USD 5,000,000, whereby the Bank issued subordinated corporate bonds to finance the purchase of former Banco de Jujuy S.A. On July 20, 2005, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

Pursuant to the request made by the Bank to the Managing Committee of FFCB on July 26, 1999, to restructure the financing previously granted, a loan agreement was entered into on December 29, 1999, by BNA, as FFCB’s trustee, and the Bank, whereby FFCB granted a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen its own computable equity.

The Bank undertook to repay in full the new loan convertible into subordinated corporate bonds in five annual, equal and successive installments, the first installment falling due on December 29, 2002. In addition, the loan will accrue compensatory interest at 180 days LIBOR plus 3% p.a. on balances, payable in arrears on an annual basis starting a year after the disbursement date.

On March 17, 2000, the Bank requested the CNV’s authorization to issue subordinated corporate bonds in the amount of USD 18,000,000 in order to repay the loan granted by the FFCB, received on December 29, 1999.

Through September 30, 2006, the Bank had amortized an amount equivalent to USD 14,400,000 (original value), based on the schedule established.

The installments of the abovementioned corporate bonds were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were converted into pesos at Ps. 1-to-USD 1, adjusted by CER. In that regard, subsequent settlements were made following such method, taking into account the following paragraphs.

Subsequently, the Managing Committee of FFRE objected to the conversion into pesos of 50% of its loans, therefore requesting reassessment of all payments made.

On March 17, 2005, the Bank advised the Central Bank of the acceptance of the guidelines defined by such agency and recorded such loans, thus reflecting the right to receive the compensation for the asymmetric conversion into pesos and to cover the global net negative position resulting therefrom.

In that regard, as of September 30, 2006, the amount due was booked under “Subordinated corporate bonds” for an amount of 44,371 while, as of December 31, 2005, it was booked under “Provisions” for an amount of 42,310.

Although the Bank accepted the re-dollarization of 50% of the payables to the FFRE as of December 31, 2001, on July 19, 2005, it reported to the Central Bank that the creditor still had to define several aspects, such as decrease in the interest rate to be applied to amounts in pesos and in US dollars and the treatment of compensatory and punitive interest, which is relevant to the final calculation of the amounts due and payable to date.

b)	On January 20, 1997, the special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (in liquidation) on June 28, 1996. In addition, the special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of former Banco Macro Misiones S.A. (which was absorbed by the Bank) of the authorization granted to former Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to former Banco de Salta S.A. for the public offering of its corporate bonds.

Through September 30, 2006, the Bank had amortized the equivalent of USD 2,400,000 (original value), following the method described in point (a) above.

In addition, on September 1, 2006, the regular shareholders’ meeting approved the creation of an overall program for the issuance of simple corporate bonds at a short, medium or long term, either subordinated or un-subordinated, with or without guarantee, in accordance with Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 400,000,000 (four hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

11.	PORTFOLIO MANAGEMENT

a) On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the non-financial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of September 30, 2006, and December 31, 2005, the loans portfolio managed for principal and interest, after application adjustments, amounted to 15,062 and 15,172, respectively.

b) By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of September 30, 2006, and as of December 31, 2005, the loan portfolio under management amounted to 45,405 and 47,764, respectively.

c) On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)” entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of September 30, 2006, and as of December 31, 2005, the loan portfolio under management amounted to 85,692 and 86,691, respectively.

d) On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets booked in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, Central Bank’s Board of Governors — under Section No. 35 bis II b), Financial Institutions Law — provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of September 30, 2006, and December 31, 2005, the portfolio managed by the Bank amounted to 160,600 and 195,130, respectively.

e) On June 7, 2005, a portfolio assignment agreement was executed between Banco de Valores S.A., as trustee, and the Bank, as trustor, whereby “Macro Personal V” trust was set up. To such end, class “A” and “B” certificates of participation were issued for a face value of 59,524 and 10,504, respectively. Such agreement stipulated that the Bank will act as agent for the collection of trust receivables.

As of December 31, 2005, the portfolio managed by the Bank amounted to 21,875.

On September 20, 2006, the Bank signed an agreement for the liquidation of the abovementioned trust and reimbursed the net book value of corpus assets.

f) On March 31, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of September 30, 2006, the portfolio managed by the Bank amounts to 71,166. Also, see note 4.n) to the consolidated financial statements.

g) In addition, as of September 30, 2006, and December 31, 2005, the Bank had under its management other portfolios for total amounts of 46,753 and 51,439, respectively.

As of September 30, 2006, the subsidiary Banco del Tucumán S.A. manages a loan portfolio assigned as part of the process for the transfer of Banco San Miguel de Tucumán S.A. for an amount of 14,157.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

12.	MUTUAL FUNDS

As of September 30, 2006, the Bank, in its capacity as depository company, held in custody the shares of interest subscribed by third parties and securities from, among others, the following mutual funds:

	Shares of	Shareholders’	Investments
Fund	Interest	Equity	(a)

Pionero Pesos	302,272,909	334,620	332,987
Pionero Renta	53,447,859	95,391	82,328
Pionero Renta Ahorro	34,519,947	34,914	33,333
Pionero Crecimiento	2,440,620	5,078	4,833
Pionero Global Dólares	2,255,369	2,514	2,479
Pionero Financiero Dólares(b)	17,635	55	11
Puente Hnos. Renta Fija	3,005,219	4,297	4,244
Puente Hnos. Renta Variable	2,529,370	3,666	3,667
Puente Hnos. Argentina Hedge Fund	1,456,116	1,910	194
Puente Hnos. Corporativos Latinoamericanos	460,482	1,607	1,542
Galileo Event Driven FCI	24,899,034	101,789	98,515

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Items in custody” memorandum account.

(b)	As of September 30, 2006, it is in liquidation process.

13.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 4.5518% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 8,694 of March 30, 2006.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, the Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

14.	TRUST ACTIVITIES

To date, Banco Macro S.A. acts either directly or through its subsidiaries as trust agent. In no case shall the Trustee be liable with its own assets or for an obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

in the related trust agreements. The commissions earned by the Bank due to its performance as trust agent are calculated under the terms and conditions of the related agreements.

In that regard, the Bank entered into guarantee trust agreements to ensure the compliance with the obligations assumed by the trustor in favor of the beneficiary, through the transfer of corpus assets.

The effective trusts are:

			Creation	Funds
Name	Trustor	Beneficiary	Date	Managed(1)

Banco Macro — Horizonte S.A. trust	Horizonte S.A.	Banco Macro S.A.	03/11/2004	91,839
Banco Macro — Horizonte S.A. trust	Horizonte S.A.	Banco Macro S.A.	12/30/2004	5,026
Banco Macro — Entretenimientos y Juegos de Azar S.A. trust	ENJASA	Banco Macro S.A. until settlement of the secured corporate bonds. Then, the ultimate beneficiary.	12/30/2003	44,377
Banco Macro — Entretenimientos y Juegos de Azar S.A. trust II	ENJASA	Banco Macro S.A. until settlement of the secured corporate bonds. Then, the ultimate beneficiary.	05/04/2004	63,288
Banco Macro Bansud S.A. — Entretenimientos y Juegos de Azar S.A. trust III	ENJASA	Banco Macro S.A. until settlement of the secured corporate bonds. Then, the ultimate beneficiary.	01/20/2005	65,644
Banco Macro Bansud — Entretenimientos y Juegos de Azar S.A. trust V	ENJASA	Banco Macro S.A. (1st beneficiary)	09/30/2005	123,944
Complejo Monumento Güemes — Entretenimientos y Juegos de Azar S.A. trust	ENJASA — Complejo Monumento Güemes	Banco de Inversión y Comercio Exterior	10/06/2004	253,605
Salta — Enjasa Riva trust	ENJASA	Riva S.A.	09/23/2004	283,059
Banco Macro Bansud — La Veloz del Norte S.A. trust	La Veloz del Norte S.A.	Banco Macro S.A. until settlement of the secured corporate bonds. Then, the ultimate beneficiary.	06/03/2005	467,688
Banco Macro Bansud — Sucesión Yeizel Katz trust	Sociedad de hecho sucesión de Yeizel Katz	Banco Macro S.A. until settlement of the secured corporate bonds. Then, the ultimate beneficiary.	03/20/2005	187,009
Cooperativa de Cerro Azul — IPRODHA guarantee trust	Cooperativa de Agua Potable y Otros Servicios	IPDH (Provincial Institute of Urban and Housing Development)	06/07/2005	14,632,947

(1)	Related to the monthly average on a straight-line basis of the funds managed during the three-month period from July through September 2006.

In addition, the Bank entered into administration trust agreements for the following purposes:

a) Managing the trust fund to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay the guaranteed obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

b) Guaranteeing the existence of resources forming part of provincial institutes’ equity.

c) Promoting the production development of the private economic sector at a provincial level.

d) Public work concession agreement granting road exploitation, management, keeping and maintenance.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The effective trusts are:

			Creation	Funds
Name	Trustor	Beneficiary	Date	Managed(1)

Los Castillos S.A. Provincia de Salta Banco Macro Bansud S.A. trust	Los Castillos S.A	Banco Macro S.A. (loan), Province of Salta (refinancing)	11/22/2004	23,411
IPSS trust	Ministry of Treasury and Public Works of Salta	Health Institute of the Province of Salta	03/28/2003	5,372,008
Decreto 331 Servicios Hidrocarburíferos trust	Province of Salta	Recovery Group S.A.	12/19/2002	2,946,448
Hospital El Milagro trust	Ministry of Treasury of the Province of Salta and Ministry of Public Health of Salta	UTE Nuevo Hospital El Milagro	03/01/2001	1,748,750
Obra Pública Decreto 106-01 Munic. trust	Municipality of the City of Salta	Sociedad Ingeniero Alonso Crespo S.A.	04/23/2001	211,710
Municipalidad de la Ciudad de Salta Acta Acuerdo 30.12.2004 trust	Municipality of the City of Salta	Province of Salta and/or the party appointed thereby	04/29/2005	385,000
Municipalidad de la Ciudad de Salta Obra Puente Gobernador Roberto Romero trust	Municipality of the City of Salta	Norobras Construcciones Civiles S.A.	05/17/2006	133,730
Municipalidad de la Ciudad de Salta Obra Accesos y Puentes sobre Río Arenales -Vinculación Calles Córdoba y Polonia trust	Municipality of the City of Salta	Ingeniero Medina S.A.	05/22/2006	77,134
Provincia de Salta Avenida de Circunvalación trust	Province of Salta	UTE (Ingeniero Medina S.A. — Moncho Construcciones)	05/2006	—
Provincia de Salta — La Casualidad S.A. trust	Province of Salta	Cía Minera la Casualidad S.A.	09/01/2005	2,178,805
Proyecto Barrio Autódromo trust	Municipality of the City of Salta	Parties hired for the natural gas installation	12/22/2005	140,301
Saeta — Banco Macro Bansud S.A. trust	Sociedad Anónima de Transporte Automotor (SAETA)	Employees from social security agencies, statutory health care organizations, tax authorities, among others.	10/06/2005	7,114,006
Decreto 2132/2000 trust	Province of Misiones	Concesionaria Enriquez Albano UTE	12/15/2000	409,232
Decreto 149/2002 trust	Province of Misiones	Aesa Misiones S.A.	02/26/2002	1,109,103
Banco Macro S.A. — Secretaría de Estado de Economía de la Provincia de Jujuy trust	Economy Department of the Province of Jujuy	Economy Department of the Province of Jujuy	05/11/2000	2,225,573
Banco Macro Bansud S.A. y Gobierno Provincial — Ley 5435 trust	Province of Jujuy	Municipalities and municipal commissions — Province	12/29/2004	27,800,655

(1)	Related to the monthly average on a straight-line basis of the funds managed during the three-month period from July through September 2006.

Also, see note 4 to the consolidated financial statements.

15.	INTEREST IN MACROAVAL SOCIEDAD DE GARANTIA RECIPROCA

On September 28, 1998, Macroaval S.G.R. (reciprocal guarantee corporation) was organized mainly in order to provide guarantees of any kind to its members by executing reciprocal guarantee agreements involving the production, trade and industrial sectors of any kind, exploited by small- and medium-sized companies defined as such under Law No. 24,467. The initial capital stock was set at 250. On December 27, 1998, the Department of Small- and Medium-sized Companies, subordinate to the Presidency of Argentina, authorized Macroaval S.G.R. to begin its operations.

The Bank became a sponsor partner of such company. In this respect, as of September 30, 2006, and December 31, 2005, the Bank held 30,500 shares of Macroaval S.G.R. of Ps. 1 each, that is, 12.20  % of the capital stock of such Company, which had been fully paid in.

As of September 30, 2006, and December 31, 2005, the Bank carried in assets contributions to Macroaval SGR’s Risk Fund amounting to 1,196 and 11,139, respectively.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	CLAIM FROM THE AFIP — DGI (FEDERAL PUBLIC REVENUE AGENCY — FEDERAL TAX BUREAU)

On January 21, 2002, the former Banco Bansud S.A. requested from the above agency that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that — in the former Banco Bansud S.A.’s opinion — were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of September 30, 2006, the outstanding amount is recognized in the “Other liabilities” account.

The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP — DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the irregular period ended December 31, 1999.

On February 2, 2005, and February 2, 2006, the Bank filed appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998 and 1999 income tax returns of the former Banco Macro S.A.

The issues under discussion and on which the regulatory agency bases its position are (i) the impossibility to deduct the non-performing secured loans and (ii) the requirement to begin judicial collection proceedings for non-performing loans to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar judgments, which issued a resolution in favor of the position assumed by the Bank.

The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.

18.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

In early 2002, the Argentine Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the effective term of which was extended through December 31, 2006). This law introduced significant changes to the economic model implemented until that date and amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) effective since March 1991. After a period of an official foreign exchange market, a single foreign exchange market was established, subject to Central Bank requirements and standards. Such law and subsequent presidential decrees established, among others, measures that affected the

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

financial system, primarily related to the conversion into pesos of its assets and liabilities in foreign currency at different exchange rates and the related compensatory measures.

The current administration has implemented a program that included important measures such as the exchange of federal and provincial government debt, compensation provided to Financial Institutions for the effects of the devaluation and the conversion into pesos of balances denominated in foreign currency, the restructuring of Federal Government debt, deposits rescheduling and the lifting of restrictions thereto, relaxation of foreign-exchange controls and monetary reunification with the redemption of quasi-currencies. In addition, during 2005, the government debt restructuring process was completed and the Argentine Government settled its payable to the International Monetary Fund. Also, the economic and financial variables showed evolution and the financial system is undergoing a financial consolidation process.

Financial statements presentation requires Bank Management to make estimates regarding the assets, liabilities, income, expenses and contingencies reported. Current figures and final income (loss) may differ from such estimations.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The measures adopted by the Federal Executive in 2002 with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo — constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at the free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

In one of the last decisions, the Supreme Court determined that the process was constitutional, although certain aspects are still pending resolution. In addition, Supreme Court decisions are limited to each case and, therefore, they may be modified in the future. However, trial and appellate courts usually consider and apply Supreme Court case law.

Should courts consider that the conversion into pesos is constitutional, the Bank will be entitled to claim the reimbursement of the amounts paid in excess of those required by current regulations. Conversely, should courts rule that deposits are to be settled in foreign currency, the Bank could receive additional claims. However, Bank Management considers that, in the end, those additional payments would be included in the mechanisms established to compensate financial institutions due to the effects of the asymmetric conversion into pesos.

The uncertainty regarding the final resolution of this issue in court remains, as well as regarding the possible effects thereof on: (i) the recoverability of the amounts capitalized (see note 5.1.b)), (ii) the amounts that the Bank could have to pay depositors in foreign currency based on judicial decisions, and (iii) the additional contingency due to possible judicial claims.

To date, courts have not issued a final resolution regarding those actions. Claims have decreased significantly and the rescheduling of deposits originally denominated in US dollars concluded.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Considering the previous comments, Bank Management and its legal counsel consider that there will be no significant additional effect on Bank equity that could arise from the final resolution of those actions.

Under Communiqué “A” 3,916 dated April 3, 2003, the Bank and its subsidiaries carried in “Intangible Assets” as of September 30, 2006, and December 31, 2005, the amounts of 49,926 and 42,632, respectively (net of the related amortizations) reflecting the differences resulting from complying with the court orders in relation to the deposits involved and with the provisions of Presidential Decree No. 214/02, as supplemented.

19.	RESTRICTION ON EARNINGS DISTRIBUTION

a) Central Bank Communiqué “A” 4,152 dated June 2, 2004, lifted the suspension of earnings distribution established by Communiqué “A” 3,574, but kept such distributions subject to certain requirements provided therein and to prior authorization from the SEFyC. In addition, through Communiqué “A” 4,589, the Central Bank published the general procedure to approve the request for the authorization of earnings distribution.

b) As mentioned in note 10, under the agreements executed with the FFAEFyS, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income. In addition, the Bank may not distribute as cash dividends an amount exceeding 25% up to 50% of liquid and realized income, unless it redeems in advance subordinated corporate bonds for an amount equivalent to 50% of the total dividends distributed in cash.

c) According to Law No. 25,063, the dividends distributed in cash or in kind will be subject to a 35% income tax withholding as a single and final payment. Dividend payments are subject to such withholding if they exceed the sum of: (i) the accumulated taxable earnings accumulated as of the year-end immediately prior to the payment or distribution date and (ii) certain tax-exempt income (such as dividend payments from other corporations). This is applicable for tax years ended as from December 31, 1998.

d) Finally, as established in Central Bank Communiqué “A” 4,295, to determine the amounts to be distributed it will be necessary to deduct the assets recorded for minimum presumed income credits from unappropriated retained earnings. As of September 30, 2006, the minimum presumed income tax credit amounts to 24,372 (see note 4).

e) On June 16, 2006, the Bank and Crédit Suisse First Boston International signed a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries.

20.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank’s prior intervention is not required for the publication of these financial statements.

21.	ACCOUNTING PRINCIPLES — EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the Central Bank standards and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in the City of Buenos Aires, Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006
(Translation of financial statements originally issued in Spanish See note 21of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

Under Central Bank Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has made a line-by-line consolidation of its balance sheets as of September 30, 2006, and as of December 31, 2005, and the statements of income and cash flows for the nine-month periods ended September 30, 2006, and 2005, with those of Nuevo Banco Suquía S.A., Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.), Sud Bank & Trust Company Limited (consolidated with Sud Asesores (ROU) S.A.) and Macro Valores S.A., related to the nine-month periods and fiscal years ended on such dates, as the case may be. In addition, as of September 30, 2006, the Bank consolidated its financial statements with those of Banco del Tucumán S.A., Nuevo Banco Bisel S.A. and Red Innova Administradora de Fondos de Inversión S.A. (see notes 2.6., 2.7. and 2.8 to the Bank’s stand-alone financial statements, respectively).

The receivables/payables and transactions between the institutions were eliminated in the consolidation process.

Furthermore, prior to consolidation, the financial statements of Sud Bank & Trust Company Limited (consolidated with Sud Asesores (ROU) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. were adapted to the professional accounting standards effective in the City of Buenos Aires and the Central Bank’s accounting standards. Also, as they are originally stated in US dollars and Uruguayan pesos, respectively, they were translated into pesos following the procedures indicated below:

a) Assets and liabilities were converted at the reference exchange rate or the exchange rate reported by Central Bank trading room and effective for the foreign currency at the closing of transactions on the last business day of the nine-month period ended September 30, 2006, and the fiscal year ended December 31, 2005.

b) Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c) Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d) The amounts of the accounts in the statement of income for the nine-month periods ended September 30, 2006, and 2005, were switched into pesos, as described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of year and retained earnings at end of each period) was recorded in “Other income — Income from long-term investments” and “Financial income — Other” or “Financial expense — Other”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 — (Continued)

The main figures included in the consolidated financial statements arising from the figures of Sud Bank and Trust Company Limited (consolidated with Sud Asesores R.O.U. S.A.) and Red Innova Administradora de Fondos de Inversión S.A. as of September 30, 2006, considering the translation process mentioned above are as follows:

•	Sud Bank and Trust Company Limited (consolidated with Sud Asesores R.O.U. S.A.):

	In Thousands	In Thousands
	of USD	of Ps.

Assets	160,104	497,016
Liabilities	125,750	390,370

Shareholders’ equity	34,354	106,646

•	Red Innova Administradora de Fondos de Inversión S.A.:

	In thousands	In thousands
	of UYU	of Ps.

Assets	4,292	562
Liabilities	72	9

Shareholders’ equity	4,220	553

As of September 30, 2006, the Bank’s equity interests in each of the companies mentioned is as follows:

						Value
						Estimated by
	Shares			Percentage of		the Equity
Company	Type	Number		Capital Stock	Possible Votes	Method

Nuevo Banco Suquía S.A.	Common	303,700,000		99.984%	99.984%	632,209	(a)
Nuevo Banco Bisel S.A.(b)	Common	650,650,000		71.400%	77.000%	619,870
Banco del Tucumán S.A.	Common	174,042	(c)	79.182%	79.182%	38,127
Sud Bank & Trust(d)	Common	9,816,899		99.999%	99.999%	106,646
Macro Securities S.A. Sociedad de Bolsa(e)	Common	940,500		99.000%	99.000%	12,449
Sud Inversiones & Análisis S.A.	Common	2,344,134	(f)	99.999%	99.999%	4,792
Macro Fondos S.G.F.C.I. S.A.(g)	Common	47,750		19.100%	19.100%	635
Macro Valores S.A.	Common	249,868	(h)	99.950%	99.950%	426
Red Innova Administradora de
Fondos de Inversión S.A.	Common	2,300		51.000%	51.000%	282

(a)	Net of negative goodwill for 483.

(b)	Banco Macro S.A. has an indirect equity interest of 21.33% in capital stock and 23% in voting rights in Nuevo Banco Bisel S.A. (through the subsidiary Nuevo Banco Suquía S.A.), in addition to the direct equity interest of 71.40% in capital stock and 77% in voting rights in such company.

(c)	As of the date of issuance of these financial statements, Banco Macro S.A. increased its equity interest in Banco del Tucumán S.A. (see also note 2.6. to the Bank’s stand-alone financial statements).

(d)	Sud Bank & Trust consolidates with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 334).

(e)	Banco Macro S.A. has an indirect equity interest of 1% in Macro Securities S.A. Sociedad de Bolsa (through its subsidiary Sud Inversiones & Análisis S.A.), in addition to the direct equity interest of 99% in such company.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 — (Continued)

(f)	Including 2,144,136 shares to be received from the increase of capital stock approved on July 5, 2005. As of the date of issuance of the accompanying financial statements, registration with the IGJ was still pending.

(g)	Consolidated through S.I.A.S.A., its Parent Company (interest in capital stock and voting rights: 80.90%).

(h)	The effect of 1,618,852 shares to be received from the increase in capital stock and the simultaneous redemption of 2,718,274 shares as a result of the voluntary reduction in capital stock are considered. Such transactions were approved by the special unanimous shareholders’ meeting of Macro Valores S.A. held on June 30, 2006. As of the issuance date of these financial statements, the registration of the increase and the voluntary reduction in capital stock was still pending at the IGJ (a regulatory agency for Argentine business associations).

The table below shows the assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each one of its subsidiaries as of September 30, 2006:

					Sud Bank
		Nuevo	Nuevo		& Trust
	Banco	Banco	Banco	Banco del	Company	Other		Banco Macro
	Macro	Suquía	Bisel	Tucumán	Limited	Subsidiaries		S.A.
	S.A.	S.A.	S.A.	S.A.	(1)	(2)	Eliminations	(Consolidated)

Assets	8,128,889	3,385,711	2,633,353	958,219	497,016	66,755	2,091,934	13,578,009
Liabilities	5,960,972	2,752,915	1,761,594	910,066	390,370	48,409	414,234	11,410,092
Shareholders’ equity	2,167,917	632,796	871,759	48,153	106,646	18,346	1,677,700	2,167,917
Income (loss)	277,238	159,117	21,649	8,087	3,008	3,371	195,232	277,238

(1)	Figures related to Sud Bank & Trust consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.), Macro Valores S.A. and Red Innova Administradora de Fondos de Inversión S.A.

2.	VALUATION METHODS

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements.

3.	RESTRICTED ASSETS

Certain assets are restricted as follows:

a) As of September 30, 2006, and December 31, 2005, the two shares in Mercado de Valores de Buenos Aires S.A., which are disclosed in the “Investments in other companies” account in the amount of 1,452 (owned by Macro Securities S.A. Sociedad de Bolsa), are pledged in favor of “La Buenos Aires Cía. Argentina de Seguros S.A.” under the insurance agreement entered into by the company that issued such shares to cover the security granted in connection with Sociedad de Bolsa’s possible failure to comply with its obligations.

b) As of September 30, 2006, and December 31, 2005, Nuevo Banco Suquía S.A. had provided in guarantee 5,819 and 4,831, respectively, regarding credit card transactions, and 1,088 and 1,573 for other security deposits, respectively.

c) As of September 30, 2006, and December 31, 2005, Nuevo Banco Suquía S.A. carried in the “Other receivables from financial intermediation — Central Bank” account 32,851 and 28,370, respectively, related

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 — (Continued)

to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar entities.

d) As of December 31, 2005, Nuevo Banco Suquía S.A. had provided the Class “A” Bond Certificate of Participation in the Suquía Trust as guarantee for the advance granted by the Central Bank to such bank to purchase “Government Bonds 2005, 2007 and 2012,” which would be used for the deposit exchange option exercised by the holders of deposits with Nuevo Banco Suquía S.A. This guarantee covered principal, adjustments and interest up to the maximum amount of 178,056.

The Central Bank accepted the exchange of this guarantee for Guaranteed Loans to guarantee the principal and registered Mortgage Bills to guarantee the adjustments and interest. As of September 30, 2006, these guarantees amounted to 202,157 in Guaranteed Loans and 27,515 in registered Mortgage Bills.

The balances of such advance as of September 30, 2006, and December 31, 2005, were 197,849 and 216,197, respectively.

e) As of September 30, 2006, Banco del Tucumán S.A. recorded 20,851 in the “Other receivables from financial intermediation — Central Bank” account related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar transactions.

f) As of September 30, 2006, Banco del Tucumán S.A. recorded 320 under “Other receivables — Other — Security deposits” to secure credit card transactions.

g) As of September 30, 2006, Nuevo Banco Bisel S.A. continued to keep as security the prepayments for the acquisition of Argentine Government bonds (section 14, Presidential Decree 905/02, “Canje I”) for an amount of 175,891. To secure the prepayments of the Boden exchange, Nuevo Banco Bisel S.A. transferred in favor of the Central Bank BODEN 2007 for a face value of Ps. 131,197,500 and Guaranteed Loans for a face value of Ps. 61,861,822, with a book value of 193,293 as of September 30, 2006.

h) As of September 30, 2006, Nuevo Banco Bisel S.A. recorded 8,853 in the “Other receivables from financial intermediation — Central Bank” account related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar transactions.

i) As of September 30, 2006, Nuevo Banco Bisel S.A. included under “Other receivables” the Credit Card Managers Guarantee Fund for an amount of 5,416, funds to guarantee expenses and financial trusts liquidity for 1,291. In addition, it included 200 which was withheld by the purchaser for the sale of Bisel Servicios S.A. and 133 related to other minor guarantees. The real estate belonging to the branch in Villa María, Province of Córdoba, located at Hipólito Irigoyen 31, is pledged pursuant to the “Asociación Mutual Ferroviaria v. Banco Independencia” case, the book value of which as of such date was 498.

j) As of September 30, 2006, Nuevo Banco Bisel S.A. included under “Other receivables” receivables from foreign correspondents for 7,477, acquired from Bisel trust and subject to attachments against former Banco Bisel S.A., although these accounts are part of the assets excluded from former Banco Bisel S.A. as per Resolution 580/02 of the Central Bank’s Board of Governors.

k) For further information see note 7 to the Bank’s stand-alone financial statements.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 — (Continued)

4.	TRUST ACTIVITIES

4.1. Sud Inversiones y Análisis S.A.

a) Transporte Automotor Plaza S.A. trust

On May 7, 1998, S.I.A.S.A., Transporte Automotor Plaza S.A. and the former Banco Bansud S.A., in their capacities as trustee, trustor and beneficiary, respectively, signed a trust agreement to secure the guarantee provided by the former Banco Bansud S.A. to the trustor on certain bills of exchange issued for acquiring passenger transportation buses from Scania Latinoamérica Ltda. and whereby the trustor assigned to the trustee:

•	The rights over the amounts resulting from 15% of income generated per day as a result of the exploitation of public passenger transportation services, and

•	A daily amount equivalent to the value of the bills to fall due in the six-month period divided by the number of working days of such period.

The Trustee deposits the funds collected as previously mentioned in a trust account. The funds previously mentioned are immediately reimbursed to the trustor provided there are no events of default or delay in the fulfillment of any obligation assumed towards the beneficiary.

Banco Macro S.A. recorded the payments made in relation to the guarantee granted under “Loans”.

Afterwards, on September 25, 2003, it was agreed to restructure such debt, keeping the trust as guarantee for the loan granted. However, the trust did not operate since such date; therefore, no assets or liabilities are recorded.

b) Luján trust

On May 20, 2003, a trust agreement was signed between Federalia S.A. de Finanzas, in its capacity as trustor, and Sud Inversiones y Análisis S.A., in its capacity as trustee, whereby a financial trust named “Luján” was created to sell the corpus assets (real property), and to pay off the certificates of participation issued with the proceeds. For such purpose, certificates of participation were issued in two classes: Class “A” in the amount of 34,800, and class “B”, whose redemption value is subordinate to the actual payment of the full amount of the class “A” certificate of participation, plus any interest and, consequently, will confer the right to the remaining proceeds of the sale.

On July 15, 2004, the parties agreed to split class “A” certificates of participation into two certificates of participation, the class “Nuevo A” certificate of participation for 26,542, with a priority right, and class “A Prima” certificate of participation in the amount of 8,258, subordinate to “Nuevo A” certificate of participation. Subsequently, on October 14 and November 24, 2004, the parties agreed to reduce the Certificate of Participation class “Nuevo A”, which was issued for a face value of 18,507, and increase the face value of the Certificate of Participation class “A PRIMA” to 16,293.

As of December 31, 2005, corpus assets amounted to about 49,400.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

c) Mypes II trust (a)

On May 26, 2004, Sud Inversiones y Análisis S.A., in its capacity as trustee, entered into a trust agreement with the Federal Executive, through the Ministry of Economy and Production, hereinafter “Trustor-Beneficiary”, the Under-department of Small- and Medium-sized Enterprises belonging to the Ministry of Economy and Production, in its capacity as executor and organizer, whereby an ordinary trust called “Mypes II (a)” was created for the

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 — (Continued)

purpose of granting financial assistance to small- and medium-sized enterprises: In this regard, the Trustor-Beneficiary assigned the following assets to the trust:

•	The funds contributed by the Trustor and Beneficiary.

•	The loans granted by the intermediary financial institutions (IFI’s), which are assigned and discounted by the Trustee.

•	The rights and privileges arising from the assignment of receivables as guarantee or pledge in favor of the trust.

The loans that the IFIs will discount with the Trustee will be granted to the Mypes (medium- and small-sized companies) eligible for such financing under the Loan Agreement BID 1,192/OC and the trust agreement.

On August 19, 2005, the trust agreement was amended through Resolution No. 389/2005 issued by the Ministry of Economy and Production to continue supporting through credit the increase in the production capacity of micro-, small- and medium-sized companies, for the purpose of improving their market competitiveness and help reduce unemployment.

The first trust will end three years after the date on which the trust was created (first disbursement on 09/26/05), unless the trustor extended the term.

d) Northia trust

On December 31, 2004, Sud Inversiones & Análisis S.A., in its capacity as trustee, Laboratorios Northia S.A.C.I.F.I.A., in its capacity as trustor and/or debtor and Banco Macro S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called “Northia Trust”, the purpose of which was: (i) to ensure punctual compliance with the obligations assumed by the trustor under the loan for consumption agreement; and (ii) to establish a mechanism that would allow settling the trustor’s payment obligations under the loan for consumption agreement, according to the payment schedule and the corpus assets distribution system provided for in the trust agreement.

The Trustor assigns and transfers in trust the following to the Trustee:

•	The collection rights derived from the sales of products made (but not yet paid) and those to be made by the trustor in the future.

•	The amounts the trustor is entitled to collect by virtue of the manufacturing and/or pharmaceuticals supply agreements.

•	The trustor’s collection of its present and future billing.

•	The amounts that the Trustor is entitled to collect for any reason and for whatever items related to and/or directly or indirectly resulting from the Trustor’s products or business activities.

•	The amounts that the trustor is entitled to collect for any reason whatsoever, either past and/or present and/or future (collectively referred to with the preceding items as the “Collection Rights”) related to the production and sale of its products.

This trust will end with the settlement of the trustor’s obligations mentioned above.

e) Fenoglio and Desarrollo PI trusts

On December 30, 2004, Desarrollo Pi S.A. and an individual subscribed a Shares of Stock Sale Agreement subject to a condition subsequent. The parties have agreed that, until the Court Ruling that is the subject matter of

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 — (Continued)

the condition subsequent is entered, the stock purchase price (USD 1,750,000) shall remain deposited in a trust account.

Therefore, on December 30, 2004, S.I.A.S.A., as trustee, the individual and Desarrollo PI S.A., as A and B beneficiaries, respectively, entered into an agreement to create the guarantee trust named Fenoglio trust.

Afterwards, on July 29, 2005, such judicial resolution was enacted and, therefore, on August 5, 2005, the parties signed an agreement to release funds. Such agreement set forth that, by releasing the residual fund, which occurred on March 13, 2006, the trust was definitely extinguished and liquidated.

Additionally, on December 30, 2004, Sud Inversiones & Análisis S.A., in its capacity as trustee, Desarrollo Pi S.A., in its capacity as trustor and Banco Macro S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called “Desarrollo Pi trust” to guarantee the repayment of the obligations assumed by the trustor in favor of the beneficiary.

On May 29, 2006, Desarrollo PI S.A. settled all the obligations assumed with Banco Macro S.A., in guarantee of which the referred trust had been created.

On July 19, 2006, the trust was extinguished and liquidated.

f) Pulte trust

On January 6, 2005, Sud Inversiones y Análisis S.A., in its capacity as trustee, Pulte S.R.L., in its capacity as trustor and/or residual beneficiary and Banco Macro S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called “Pulte Trust”, the purpose of which was: (i) to ensure punctual compliance with the obligations assumed by the trustor with the beneficiary; and (ii) to establish a mechanism that would allow settling the trustor’s payment obligations under the loan for consumption agreement, according to the payment schedule and the corpus assets distribution system provided for in the trust agreement.

The Trustor assigns and transfers in trust the following to the Trustee:

•	real property and certain rights related thereto;

•	the shares;

•	the rights related to the work projects; and

•	any other amount that the Trustor is entitled to collect for any item related to the corpus assets and/or deriving from its activities involving such assets.

On December 29, 2005, as early partial settlements were made to the loan agreement, the parties mutually agreed to reverse certain real property under the trust on an early basis, returning them to the trustor’s ownership.

On March 07, 2006, Pulte S.R.L. settled all the obligations assumed with Banco Macro S.A., under the loan for consumption agreement in guarantee of which the referred trust had been created. The related procedures are being carried out to end “Pulte trust” and release corpus assets.

g) San Isidro trust

On June 4, 2001, Banco Macro S.A. (replaced as from February 25, 2005, by Sud Inversiones y Análisis S.A.), as trustee, and the former Banco República S.A. de Finanzas, as trustor, entered into a trust agreement, whereby the “San Isidro” financial trust was set up. Under such agreement, the trustor assigned the trustee the fiduciary ownership of the property and plot of land located in the San Isidro district, Province of Buenos Aires, in order to realize them and use the proceeds to settle the certificates of participation: class “A”, amounting to USD 2,988,000;

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 — (Continued)

class “B” for USD 3,546,000, and class “C” for the remainder. Subsequently, such certificates were switched into pesos a provided by Presidential Decree No. 214/02, as amended and supplemented.

As of December 31, 2005, corpus assets amounted to about 25,650.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

h) Onext financial trust

On May 19, 2005, Banco Macro S.A., Banco Credicoop Cooperativo Limitado, Dalvian House S.A. and Conjunto los Cerros S.A., in their capacities as trustors, Sud Inversiones y Análisis S.A., as trustee, and Dalvian S.A. and Tecan Austral S.A, entered into agreement whereby the “Onext Financial Trust” was set up, by virtue of which the trustors conveyed the fiduciary ownership of the following assets to the trustee:

•	Banco Macro S.A., the amount of 16,060.

•	Credicoop, the amount of 16,060.

•	Dalvian House: the plots of land owned, including: a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the price that might be obtained from any sale and/or any other way of legal divestiture of the plots of land, and

•	Conjunto los Cerros: the plots of land owned, including: a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the price that might be obtained from any sale and/or any other way of legal divestiture of the plots of land.

The purpose of such trust is to settle the debt securities issued by the trust and distribute the remaining corpus assets, if any, among the holders of the certificates of participations in their respective proportions. The Class “A” Debt Certificates were issued for a total face value of 32,120 and the Certificates of Participation were issued for a total face value of 48,947.

As of December 31, 2005, corpus assets amounted to about 62,708.

This trust will end with the full settlement of debt securities, unless the holders of certificates of participation decided to extend it.

i) Tucumán trust

On August 31, 2005, Sud Inversiones y Análisis, in its capacity as trustee, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, and Banco Macro S.A., in its capacity as potential trustor, and the securities holders, in their capacity as beneficiaries, entered into a trust agreement that created the “Tucumán” financial trust, whereby the trustors assign to the trustee the fiduciary ownership of the following debt certificates issued by the República trust:

•	Federalia assigned “A” debt securities for a face value of 48,402 (residual value of 45,558) and “C” debt securities for a face value of 1,754.

•	Maxifarm assigned “A” debt securities for a face value of 39,285 (residual value of 36,987), “B” debt securities for a face value of 206, and “C” debt securities for a face value of 3,154.

•	Gabrinel assigned “A” debt securities for a face value of 13,662 (residual value of 12,204).

The purpose of such trust is to guarantee the payment of the certificates of participation issued (class “A” certificate — Nos. 1, 2 and 3 — for a total face value of Ps. 61,000, and class “B” certificates).

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 — (Continued)

As of December 31, 2005, corpus assets amounted to about 12,370.

This trust will end with the full settlement of the certificates of participation.

j) Puerto Madero Siete trust

On September 27, 2005, Sud Inversiones y Análisis S.A., in its capacity as trustee, and certain Bank shareholders, among others, in their capacity of trustors, and the holders of securities as beneficiaries, executed a trust agreement to create Puerto Madero Siete financial trust, the purpose of which is to purchase certain real property (Dock 1, East Side of Puerto Madero) and, potentially, other real property to develop a business plan in the Puerto Madero area, City of Buenos Aires.

The trustors assign and transfer to the trustee the following corpus assets:

•	Initial contributions.

•	The additional funds in Argentine pesos and/or foreign currency the beneficiaries may potentially contribute to carry out the business plan.

•	Any other assets and rights that may be incorporated to the Trust during its performance(the foreseen real property, other real property, buildings, facilities and fixtures and any other elements affixed to or planted in the land of the property originally foreseen or any other property, any other assets, rights or obligations incorporated into the Trust for any reason).

Following the initial and additional contributions, the Trustee issued Certificates of Participation for an equivalent nominal value, which were originally subscribed by the Trustors.

As of December 31, 2005, corpus assets amounted to about 202,894.

This trust end conclude 15 years after the creation thereof.

k) TST & AF trust

On November 29, 2005, to replace the Trustee of the TST&AF trust an agreement was entered into between Austral Financial LLC (formerly known as Tishman Speyer — Citigroup Alternative Investments and Austral Financial LLC), in its capacity as Trustor, First Trust of New York, National Association, Permanent Representation Office in Argentina, in its capacity as Trustee, Sud Inversiones & Análisis, in its capacity as Substitute Trustee and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust Company Limited, in its capacity as Beneficiaries, whereby the Trustee ratifies its express and irrevocable resignation as trustee, the Beneficiaries ratify the acceptance of the Trustee’s resignation and appoint Sud Inversiones & Análisis S.A. as Substitute Trustee of the Trust.

Sud Inversiones & Análisis S.A., in its capacity as Substitute Trustee, will manage the following assets:

•	The site located at Block 1, “I”, Dock IV, in Puerto Madero, City of Buenos Aires, intended for the construction of a real estate project; and the rights thereon.

•	All other assets to be incorporated into the Trust through the subscription of Securities.

•	All improvements, constructions and facilities incorporated to the Project.

•	The rights deriving from the Project contracts.

•	All financial assets held in fiduciary ownership by the Trustee.

•	Such party’s rights and obligations regarding the documents enumerated in the agreement.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 — (Continued)

•	Name and title to the payments account.

The purpose of the trust is to develop a real estate project and the subsequent sale thereof to settle the debt securities issued.

As of December 31, 2005, corpus assets amounted to about 77,713.

This trust will end 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

l) CIYPSA trust

On January 26, 2006, Sud Inversiones y Análisis S.A., in its capacity as trustee, Compañía de Inversiones y Participaciones S.A. (CIYPSA)., in its capacity as trustor and/or ultimate beneficiary and Banco Macro S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called “CIYPSA trust”, the purpose of which is to guarantee the repayment of the obligations assumed by the trustor towards the beneficiary by virtue of a loan granted.

The trustee assigned in trust to the trustee all the rights and actions to which the trustor is entitled as purchaser under the three bills of sale that the latter executed on November 18, 2005, whereby First Trust of NY, N.A., in its capacity as trustee of the “TST & AF financial trust” sold to the trustor the real property located at Manzana 1 I, Lado Este, Dique IV (Block 1, East Side, Dock IV) of the Puerto Madero District in the City of Buenos Aires.

This trust will conclude with the settlement of the trustor’s obligation mentioned above.

m) Edificio Torre Olmos trust

On February 1, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Grunhaut Construcciones S.A., in its capacity as Trustor and Nuevo Banco Suquía S.A., in its capacity as Beneficiary, entered into a guarantee trust agreement called “Edificio Torre Olmos trust”, the purpose of which is to guarantee punctual compliance with the Guaranteed Obligations assumed by the Trustor with the beneficiary under the loan-for-consumption agreement and to establish a mechanism that will allow settling the Trustor’s payment obligations under the loan-granted, according to the payment schedule and the corpus assets distribution system stipulated in the trust agreement.

The Trustor assigns and transfers in trust to the Trustee the following assets:

•	The real property including (without limitation): (i) the receivables and money resulting from the real property insurance; (ii) the right to obtain and use the authorizations and any type of permissions in connection with the real property; and (iii) any price that might be obtained from the sale and/or any other way of legal divestiture of the real property.

•	The rights related to the work projects.

•	Any other amount that the trustor is entitled to collect: (i) for any reason, item and/or description whatsoever related to and/or derived from, either directly or indirectly, the corpus assets, including commissions, charges and fees; and/or (ii) derived from any activity performed and/or to be performed in connection with the corpus assets.

This trust will end with the settlement of the trustor’s obligations mentioned above.

n) RETUC 1 trust

On March 31, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, and Banco Macro S.A., in its capacity as trustor and original beneficiary, entered into a Financial Trust Agreement called “RETUC 1”, the

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 — (Continued)

purpose of which is to perform and manage the collection of certain receivables transferred by the trustor. Pursuant to the execution of the agreement and the payment of the initial contribution, valued at 2,000, the Trustee issued, for the same nominal value, a Certificate of Participation No. 1, originally subscribed by the Trustor.

The Trustor assigns and transfers in trust the following to the Trustee:

•	the receivables (to which it assigns a nominal value of 2,000);

•	all rights, actions, claimable interest and expenses and guarantees over the receivables;

•	the right to receive and collect any and all amounts due from or payable by any person related to the loans;

•	the funds deposited in the collection account, the expenses account and other trust-fund accounts;

•	the funds resulting from converting the abovementioned items into cash, other liquid assets and any other revenue or gain from the abovementioned items;

•	the funds resulting from the investment of liquid funds;

•	the additional contributions.

This trust will end with the full settlement of the trust securities or the depletion of corpus assets.

o) London trust

On May 23, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, London Supply S.A.C.I.F.I., in its capacity as trustor and/or ultimate beneficiary, and Banco Macro S.A. as beneficiary, entered into a trust agreement called “London guarantee trust” for the purpose of guaranteeing to the beneficiary the collection of principal, interest, expenses and any other amount due as a result of the loan granted by the beneficiary to the trustor.

The Trustor assigns and transfers in trust the following to the Trustee:

•	100% of all current and future collection rights for the airport taxes that the trustor is and will be entitled to collect by virtue of the concession contract;

•	all the amounts that the trustor was entitled to collect for any reason, account and/or item related to and/or deriving from airport taxes, either directly or indirectly, including any difference that the trustor may be entitled to collect as a result of an increase in airport taxes and/or any claim made to recognize a listed price difference, among others, for the conversion into pesos of the airport taxes that were originally denominated in US dollars;

•	all the amounts that the trustor was entitled to collect before the concession grantor for an alleged early termination or concession redemption.

This trust will end with the settlement of the trustor’s obligations mentioned above.

p) San Vicente trust

On June 28, 2006, Sud Inversiones y Análisis S.A., trustee, Unider Internacional S.A., as trustor, and Banco Macro S.A., as beneficiary, entered into a guarantee trust agreement for the purpose of (a) guaranteeing the payment of obligations assumed by SAN VICENTE, which arise from the refinancing agreement signed between the Company and the Bank and (b) fixing the terms and conditions whereby the trustee will manage corpus assets to the benefit of the beneficiary.

The trustor assigns and transfers in trust to the trustee the rights related to Cometrans S.A.’s shares, which are owned by the trustor.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 — (Continued)

This trust will end with the settlement of the trustor’s obligations mentioned above.

q) Tawer security agreement and trust assignment

On July 7, 2006, Sud Inversiones y Análisis S.A., as guarantee depository and trustee, Tawer Construcciones S.A., as grantor and assignor, Royal Group Technologies del Sur S.A., as the Company, and Banco Macro S.A., as beneficiary, entered into a security and trust assignment agreement to provide a guarantee to the beneficiary regarding the due compliance with the obligations assumed by Tawer.

Assignor transfers to the trust the shares, the additional shares, the proceeds from shares and the rights to which it is entitled with respect to the company as a result of future contributions, creating a guarantee in favor of the beneficiary.

On October 13, 2006, Tawer Construcciones S.A. settled all the obligations assumed with Banco Macro S.A., for the guarantee of which the referred trust had been created, and the trust assignment thereof were liquidated.

r) Tucumán I trust

On July 31, 2006, Sud Inversiones y Análisis S.A., as trustee, and Gasnor S.A., as trustor, entered into a trust agreement called “Tucumán I financial trust”. The purpose of the trust is to manage the corpus assets detailed below to settle the certificates to be issued:

•	Receivables from the customer involved regarding the construction of a natural gas distribution network for new customers in the city of San Miguel de Tucumán.

•	The funds resulting from converting the abovementioned items into cash, other liquid assets and other assets and any gain from the abovementioned items

•	Any other asset acquired by the trust under the terms of the agreement.

In addition, Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. According to such loan, Gasnor S.A. may settle its payable be delivering such certificates of deposit to Banco Macro S.A.

This trust will end with the full settlement of the certificates of participation.

s) Altos de la Calera I trust

On August 07, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Altos de la Calera S.A., in its capacity as Trustor, Nuevo Banco Suquía S.A., in its capacity as Beneficiary, and certain parties as guarantors entered into a trust agreement called “Altos de la Calera I guarantee trust”, the purpose of which is to guarantee the timely compliance with the Guaranteed Obligations and to establish a mechanism that will allow settling the payment obligations assumed by the Trustor with the Beneficiary under the loan agreement, according to the payment schedule and the corpus assets distribution system stipulated in the trust agreement.

The Trustor assigns and transfers in trust to the Trustee the following assets:

•	The trust ownership of all the rights and actions to which the trustor is entitled -and should collect-over the price of agreements of sale of real property, as detailed in the trust agreement.

This trust will conclude with the settlement of the guaranteed obligations.

t) Madcur Construcciones trust

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 — (Continued)

On September 7, 2006, an agreement was signed between Madcur Construcciones S.A., as trustor and ultimate beneficiary, Sud Inversiones y Análisis S.A., as trustee, and Hexagon Bank Argentina S.A., as beneficiary, whereby the trustor assigned to the trust:

•	Three pieces of real property located in the Rivadavia district in the Province of San Juan.

•	Five pieces of real property located in the Chimbas district in the Province of San Juan.

The purpose of such trust — for the maximum term of one year- is to manage and sale corpus assets to settle the “beneficiary’s right”. For such purpose, it was determined that the maximum limit of the beneficiary’s right regarding the corpus assets is 1,659. Once all expenses have been paid and the beneficiary’s right has been fully settled, the trustee will reimburse the remaining funds to the beneficiary and ultimate beneficiary in equal parts.

4.2. Nuevo Banco Suquía S.A.

a) Hospital Privado trust

On August 31, 1998, a trust assignment agreement was signed between Hospital Privado Centro Médico de Córdoba S.A. (trustor), International Finance Corporation (beneficiary) and Nuevo Banco Suquía S.A. (trustee). The purpose of such trust is to guarantee all the assignor’s payment obligations as a result of the corporate bond issued and delivered by the latter to International Finance Corporation:

•	The parties involved entered into a “custody and payment agreement”, whereby the trustee shall manage and dispose of the funds deposited in trust accounts under the instructions and for the guarantee of the beneficiary.

•	The rights to earn all the amounts that, for any reason, may be payable by enrollees and statutory health care organizations to Hospital Privado were transferred for tax purposes. It includes funds and the proceeds of all rights, securities and interest previously mentioned and income deriving from the funds deposited.

b) Sideco trust

On December 7, 2005, a security and trust assignment agreement was entered into among SOCMA and SIDECO (grantors and assignors), Nuevo Banco Suquía S.A. (guarantee trustee) and Banco Macro S.A. (beneficiary) to provide a guarantee regarding the compliance with the payment obligations related to the loan granted by the beneficiary. It was agreed as follows:

•	Grantors created a secured first-degree security agreement over shares.

•	Trustors assigned in favor of beneficiary the trust ownership of shares.

•	SIDECO assigned as guarantee the rights over the agreement to sell of a real property acquired.

Trust activities will be extinguished with the settlement of secured obligations or the expiration of the statutory term, whichever occurred first.

4.3. Nuevo Banco Bisel S.A.

a) NBB Personales I financial trust

On March 17, 2005, a financial trust called “NBB Personales I” was created between Nuevo Banco Bisel S.A. (trustor) and Rosario Administradora Sociedad Fiduciaria S.A. (trustee), which consists of personal loans generated by the trustor. The trust issued securities for a total face value of Ps. 25,561,608, consisting of Class “A” trust debt securities for a face value of Ps. 20,449,286, Class “B” trust debt securities for a face value of Ps. 2,556,161 and

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 — (Continued)

certificate of participation for a face value of Ps. 2,556,161. Each class of trust securities will mature at one hundred eighty days as from the normal maturity of the loan with longer term. Taking into account the experience and knowledge of the portfolios transferred, Nuevo Banco Bisel S.A. was instructed to manage and collect the loans.

The trust follows the terms under Law No. 24,441, its public offering is authorized by the CNV and its listing is authorized by the Stock Exchange of Rosario.

On March 30, 2005, the subscription of trust securities was closed, and 100% of Class “A” trust debt securities and 37.84% of Class “B” trust debt securities were delivered to third parties. The remaining Class “B” securities and all the certificate of participation were subscribed by Nuevo Banco Bisel S.A.

b) NBB Personales II financial trust

The Board of Directors of Nuevo Banco Bisel S.A., as part of the bank’s participation in the capital market, authorized the issuance of a second series of a financial trust created with personal loans called NBB Personales II, through the creation of financial trusts.

The trust follows the terms under Law No. 24,441, its public offering is authorized by the CNV and its listing is authorized by the Stock Exchange of Rosario.

NBB Personales II financial trust was authorized by the CNV in December 2005 and, on February 28, 2006, the subscription of trust securities was closed and 100% of Class “A” trust debt securities was delivered to third parties.

c) Agroprendas I financial trust

Based on note 4.3.b) above, a financial trust called Agroprendas I was created with collateral loans for a total amount of 49,502 divided into Class “A” trust debt securities for an amount of 34,650, Class “B” trust debt securities for an amount of 7,425 and certificates of participation amounting to 7,427.

The trust follows the terms under Law No. 24,441, its public offering is authorized by the CNV and its listing is authorized by the Stock Exchange of Rosario.

On October 18, 2005, the subscription of trust securities belonging to Agroprendas I financial trust was closed, delivering 100% of Class “A” trust debt securities and 6.2% of Class “B” trust debt securities to third parties. Nuevo Banco Bisel S.A. subscribed the remaining Class “B” trust debt securities and all the certificates of participation. In November 2005, 59.44% of VDF B still remaining in the bank’s possession was replaced through the secondary market.

Jorge H. Brito
Chairperson